UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – 2021 January - December Quarterly Results	2

The financial information related to January-December 2021 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB).
Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.
The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

Telefónica Q4 2021 Financial Results
24th February 2022
Enabling sustainable growth
2021: strategic execution delivers positive results
•Stronger position across our core markets: in-market consolidation with the creation of VMO2 in the UK and the acquisition of Oi Group's mobile assets in Brazil (expected to close in H1 22). Spectrum acquisitions in the UK, Spain and Brazil further reinforce our competitive position, as did the recognition of the enhanced network quality in Germany. Fibre rollouts in Spain and Brazil continued at pace, while the Gigabit upgrade in the UK was completed. Digital Consumer Ecosystem launched in Spain and Brazil (connectivity, entertainment, home, wellness, finance).
•Reduced exposure to Hispam: execution of portfolio simplification and value crystallisation (sale of Costa Rica & El Salvador at >7x EV/OIBDA, sale of fibre assets). New regional operating model in place, together with CapEx optimisation (including new fibre vehicles in Chile and Colombia) and more debt allocated in local currencies allows for a 22% y-o-y capital employed reduction and reduced volatility.
•T. Tech: firmly established as key growth driver, with revenues up 33.6% in 2021 to c. €1bn. Capabilities proactively reinforced through acquisitions, including Cancom UK&I, Altostratus and Geprom (industry 4.0 in Q4 21).
•T. Infra: sale of Telxius towers at a record multiple, fibre vehicles (UGG in Germany and FiBrasil in Brazil) with commercialisation and deployment ongoing allow the creation of growth opportunities, together with a pipeline of potential value-accretive infra deals.
•Streamlined and digital operating model; i) efficiency gains through digitalisation (80% of processes digitised) and technology (5G, fibre, Open RAN, green energy); ii) agile and flexible work and new social plan for employment in Spain; and iii) innovation driver (core and open).
•Sustainability at the core: “E”: Telefónica has been included the in ‘A list’ by Carbon Disclosure Project (CDP) for the 8th consecutive year, with initiatives such as energy agreements (PPA) in Spain proving good for business and the environment; “S”: efforts to connect the unconnected recognised by the World Benchmarking Alliance (Telefónica ranked 1st worldwide in Digital Inclusion); “G”: restructuring of Board and Committees resulted in more independent members (9/15) and women now making up 33% of the governing body.
Operational highlights
•Group accesses grew 3%1 vs. 2020, with good traction in strategic areas that are key to economic growth. UBB, fibre and mobile contract accesses up +8%, +23% and +6% y-o-y, respectively.
•Continued investments in growth opportunities; ~45% of CapEx (ex spectrum) devoted to NGN (fibre, 5G,…), whilst promoting more inclusive connectivity through digitalisation.
•Improving commercial momentum by leveraging superior connectivity and outstanding digital experiences across highly efficient networks, which are undergoing continuous improvement.
•Steady progress in customer engagement; enhanced customer loyalty, churn reduced by 0.2 p.p. q-o-q to 2.5%.
•Placing customers’ privacy first, by providing transparency centres to ensure customers have greater control over the use of their data.

1 Including 100% of VMO2 accesses and excluding Costa Rica

Financial highlights
•In organic terms, revenues grew 3.1% and OIBDA 0.4% in Q4 21 (+2.0% and +1.4% in FY 21, respectively), the third consecutive quarter of revenue and OIBDA growth.
•Reported revenues reached €9,674m in Q4 21, -11.3% y-o-y (-8.8% y-o-y to €39,277m in FY 21) mainly due to changes in the consolidation perimeter (T. UK, sale of Telxius towers and Costa Rica; -€1.8bn Q4 21, -€3.9bn FY 21).
•Reported OIBDA in Q4 21 (€1,363m) declined -63.7% y-o-y, affected by restructuring provisions of -€1.5bn mainly in Spain, changes to the consolidation perimeter of -€561m and by an impairment allocated to T. Peru of €393m. In FY 21, OIBDA totalled €21,983m, up 62.9% y-o-y, affected mainly by +€11.0bn of capital gains (VMO2, Telxius' & T. Deutschland's towers, T. Costa Rica, FibreCos), -€1.3bn related to changes to the perimeter and -€1.7bn of restructuring costs.
•Minor FX impact in Q4 21 (-0.3 p.p. y-o-y in revenues, -0.2 p.p. in OIBDA). Negative FX impact on FY 21 revenues amounted to €1,012m, with OIBDA affected by €371m. Free cash flow impact was contained to -€121m and structurally neutralised through natural hedges. At net debt level, the FX negative impact was €139m.
•OIBDA-CapEx declined by 4.4% y-o-y in organic terms in FY 21, resulting from a 10.3% increase in CapEx, as investment reverted to pre-COVID-19 levels. The FY 21 CapEx/Sales ratio (ex-spectrum) of 14.2% was comfortably below the target of "up to normalised 15%", and ranged from 10.1% in Hispam to 19.7% in Brazil, with a benchmark level in Spain of 11.8%.
•Net income in Q4 21 amounted to -€1,198m, reflecting net exceptional items negatively impacting by €1.5bn. FY 21 net income totaled €8,137m, reflecting net exceptional items positively impacting by €6.2bn.
•Underlying EPS amounted to €0.07 in Q4 21 (-57.7% y-o-y) and €0.42 in FY 21 (-15.7% y-o-y).
•Sequential improvement in FCF ex-spectrum payments in Q4 21 to €1,273m (€869m in Q3 21). In FY 21, FCF ex spectrum reached a very solid amount of €3,755m.
•Significant net debt reduction of €9.2bn in FY 21 to €26.0bn as a result of completion of M&A deals together with resilient free cash flow generation. Net financial debt increased by €4.1bn in Q4 21, primarily due the distribution of proceeds to Telxius minorities and the temporary advanced tax payments to be recovered in following quarters, and obligations derived from the spectrum auction in Brazil.
•Increased sustainability-linked financing with a new €750m Sustainable Bond issuance, bringing total financing obtained in ESG bonds over the last two years to €3,250m. Furthermore, the company intends to increase ESG financing (including sustainability-linked loans) to over €10bn in the coming years. In Q1 22, Telefónica has refinanced its main €5.5bn syndicated facility under sustainable criteria, extending its maturity to five years, with two annual extension options, up to a maximum maturity of seven years.

	FY 21			Q4 21
€ in millions	Reported	Reported y-o-y (%)	Organic y-o-y (%)	Reported	Reported y-o-y (%)	Organic y-o-y (%)

Revenues	39,277	(8.8)	2.0	9,674	(11.3)	3.1
OIBDA	21,983	62.9	1.4	1,363	(63.7)	0.4
OIBDA underlying	13,023	(10.1)		3,226	(13.6)
Net Income	8,137	n.s.		(1,198)	c.s.
FCF (incl. leases principal payments)	2,648	(44.8)		1,177	(40.9)
Net Financial Debt (€bn) ex-leases	26.0	(26.1)

2021 Guidance accomplishment and 2022 guidance targets
January-December 2021 results delivered guidance upgraded in Q2 21 results.
•Revenues and OIBDA; "stable to slight growth" (organic y-o-y). FY 21 Revenues +2.0% and OIBDA +1.4%.
•CapEx to Sales ex spectrum back to normalised levels of up to 15%. FY 21 at 14.2%.
For 2022, financial targets as follows (organic including 50% of VMO2 JV)2:
•Revenues "low single digit growth"
•OIBDA "low single digit growth"
•CapEx (ex spectrum) to sales up to 15%
Telefónica also confirms its shareholder remuneration for 2021 and announced that for 2022.
•The second tranche of the 2021 dividend (€0.15 per share) will be paid in June 2022, through a voluntary scrip dividend.
•Dividend for 2022 of €0.30 per share in cash, to be paid in December 2022 (€0.15 per share) and in June 2023 (€0.15 per share).
•To cancel 2.41%3 of the Company's share capital held as treasury stock (as of 31/12/2021).
•For such purposes, the adoption of the corresponding corporate resolutions will be proposed to the AGM.

TELEFÓNICA
2021 GUIDANCE
Financial Targets	2021 Guidance	Jan - Dec 2021

Revenues (y-o-y organic)	“Stable to slight growth” (upgraded in H1 from “stabilisation”)	2.0%
OIBDA (y-o-y organic)	“Stable to slight growth” (upgraded in H1 from “stabilisation”)	1.4%
CapEx/Sales (ex-spectrum & obligations (Brazil))	Back to normalised level up to 15%	14.2%
Organic criteria: Assumes constant exchange rates of 2020 (average in 2020). Excludes the contribution to growth from T. Argentina and T. Venezuela. Considers constant perimeter of consolidation and does not include capital gains/losses from the sale of companies, for significant impacts. Does not include write-offs, material non-recurring impacts and restructuring costs. CapEx excludes investments in spectrum.

2 2022 Guidance: Assumes constant exchange rates of 2021 (average in 2021). Excludes the contribution to growth from T. Argentina and T. Venezuela. Includes 50% of VMO2 JV results. Considers constant perimeter of consolidation and does not include capital gains/losses from the sale of companies, for significant impacts. Does not include write-offs, material non-recurring impacts and restructuring costs. CapEx excludes investments in spectrum.
2021 adjusted bases: Revenues (€42,452m), OIBDA (€14,127m), CapEx/Sales (ex-spectrum) (14,7%). The detailed reconciliation of the bases can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2022/01/rdos21t4-data.zip

3 2.41% includes 1.65% announced in January-September 2021 results

Commenting on the results, José María Álvarez-Pallete, Chairman and Chief Executive Officer of Telefónica, said:

“The strength of our performance in 2021 demonstrates successful delivery against our strategic priorities and the fulfilment of our upgraded full year-targets. With continued positive momentum in y-o-y organic revenue and OIBDA growth, successful completion of M&A transactions and resilient free cash flow generation, we significantly reduced net debt in the year, by more than €9bn.
We further enhanced our competitive position across core markets by driving market consolidation in the UK and Brazil, acquiring additional spectrum in the UK, Spain and Brazil, and delivering incremental improvement in network quality in Germany. Our approach to capital allocation remained unchanged, with priority firmly on developing new generation networks based on fibre and 5G, as reflected in the speed of our fibre rollout in Spain and Brazil, and the Gigabit upgrade of cable to fibre in the UK. These investments, coupled with our growing Digital Consumer Ecosystem portfolio, served to further enhance our customer experience, driving a positive y-o-y trend in total accesses supported by growth in high value UBB, fibre and contract mobile accesses.
Our performance was further underpinned by accelerated growth in our T. Tech business where revenues increased by more than 30% y-o-y, as well as the highly value-accretive deals executed through T. Infra, including the sale of Telxius towers at record multiples and advancing development of fibre vehicles. We made substantial progress in streamlining and digitalising our operating model and further reduced our exposure to Hispam by completing the sale of our Central America assets and implementing a new operating model.
In parallel, we reinforced our commitment to sustainability as an integral part of our day-to-day business. We continued to drive connectivity and connect the unconnected, bringing economic and social benefits as well as playing a crucial role in the decarbonisation of other sectors through digitalisation.
Looking ahead to 2022, we expect to continue delivering organic growth in both revenues and OIBDA, as we carry on transforming the business through efficiencies and accelerated digitalization. Investment peak remains behind, while we manage resources according to pandemic evolution. As for dividends distribution, we propose 0.3 euros per share in cash.”

Results presentation
The management will host a webcast to discuss the results at 10:00am CET on 24th February 2022. To access the webcast, please click here.

For more information, please contact:
Adrián Zunzunegui (adrian.zunzunegui@telefonica.com)
Isabel Beltrán (i.beltran@telefonica.com)
Torsten Achtmann (torsten.achtmann@telefonica.com)
Phone: +34 91 482 8700
ir@telefonica.com

Strategy update and key developments in Q4 21
Focus on our core Spain, Germany, UK and Brazil businesses
T. España, which is back to top line growth in 2021 y-o-y, continues its transformation into a full fibre company, delivering Gigabit speeds and capturing network efficiencies. The company signed long-term agreements to guarantee renewable energy and stabilise pricing, as well as decommissioning legacy networks to support further efficiency improvement, with 1.4k copper COs closed to date and replaced by more efficient and future-proof FTTH infrastructure.
T. España continued to deliver a leading Digital Consumer Ecosystem to residential customers, developing relevant digital services via partnerships, adding value to core connectivity and enhancing differentiation. During Q4 key developments included:
•In December, Telefónica secured the majority of the broadcasting rights to Spanish football league La Liga for five seasons (22/23 to 26/27). It was awarded the exclusive rights to five matches per matchday and three weekends which contain all matches (10 in total) for a total cost of €520m per season, a 7% deflation versus the former contract on a like-for-like basis.
•In addition to providing exclusive sports content, Telefónica continues to improve its leading entertainment hub with the integration of Amazon Prime Video onto its platform. This already integrates Netflix (renewed until 2026 during Q4 21), Disney+, DAZN, LaLigaSports TV, ATRESplayer Premium and Mitele.
Digital services continued to grow steadily, with Movistar Cloud reaching 300k customers at the end of 2021 (+30% y-o-y) and Movistar Prosegur Alarmas 350k (+66% growth since JV was started in March 2020).
In the B2B segment, T. España launched Fusion Digital Pymes, a package of leading IT solutions tailored to cater to the needs of SMEs. In the corporate segment, Telefónica forged a partnership with the financial institution Caja Rural to accelerate the digitalisation of the company’s c. 2,400 branches in Spain.
Telefónica became the first player to deliver specialised 5G services to Corporations and Public Administrations in Spain, with over 80 use cases already in its portfolio. The company also deployed the first European 5G SA private network with slicing capabilities to perform campus surveillance at Vigo University (in collaboration with other companies) and deployed a 4G private Industry 4.0 network for Renault at their Valladolid motor factory.
In Germany, the O2 network achieved a “very good" score this year for the second time, according to Connect magazine test. The company maintained its focus on delivering a leading 5G experience to its customer base with continuous investment in network expansion, focus on fast 5G and top network performance. The 5G first sites using 700 MHz and 1800 Mz became operational in Q4 21, marking the start of accelerated 5G rollout. With this, the company remains on track to provide 50% 5G population coverage by the end of 2022, covering the whole of Germany by 2025. On December 30th the 3G switch-off was completed, further improving T. Deutschland's energy efficiency. Through this and other measures, the company made steady progress towards its energy efficiency target of 87% (decline vs 2015) by 2025 (78% decline vs 2015 achieved in 2021).
VMO2 integration continued at pace, with delivery of synergies across key areas. The company recently completed the upgrade of its entire network to Gigabit speeds (now offering average download speeds of 1,130Mbps, 22x faster than the national average), delivering nearly two-thirds of the Government’s broadband target four years early and paving the way for future technologies.
VMO2 continued to improve the overall customer focused value proposition by announcing it will not be reintroducing roaming fees in Europe, making it the only big four mobile network in the UK not to bring back these charges.
The company’s commitment to sustainability and digital inclusion remains at the core of the business. In 2021, operational emissions (Scopes 1 and 2) were reduced by 25% across the combined operations, with 100% of electricity used across owned sites coming from renewable sources. O2 continued to power the first ever National Databank in UK, whose goal is to help O2 get more than 255k people living in poverty get connected by the end of 2023, with a new partnership with The Big Issue to ensure that people who really need connectivity can have it, free of charge.
In Brazil, Vivo strengthened its competitive position by securing the 5G spectrum required for future growth, investing in nine spectrum blocks in 3,500 MHz, 2,300 MHz and 26 GHz. In fixed, Vivo continued to deploy new FTTH premises.

In addition, following receipt of final approvals, the acquisition of Oi´s mobile asset is almost complete and will allow us to further improve the quality of our mobile network and reinforce Vivo’s market- leading position.
As part of its commitment to becoming a net-zero emissions company, Vivo launched the first biogas plant in São Paulo and expanded its distributed generation project for renewable energy, with 21 plants in operation at end of 2021 and a total of 83 plants planned by mid-2022.
Vivo continues to be the clear mobile market leader with a growing customer base, offering the best connectivity and digital services to enhance lifetime value. Vivo is leveraging its unique position to become the reference hub for customers’ digital lives, focusing on building relevant digital ecosystems in selected verticals such as health, financial services and education. The company has signed an investment contract with Ânima Holding S.A. for the constitution of a JV in the education sector to operate a digital platform. In entertainment, the Vivo Play app continues to aggregate multiple OTTs services such as Netflix, Prime video, Disney+, and Spotify.

Reducing and optimising our exposure to Hispam portfolio
Telefónica continued to reduce its exposure to the Hispam region and crystallise value from its assets, increasing the portion of debt denominated in local currencies and reducing capital employed. T. Hispam operates as an autonomous company with a hub of shared services delivering efficiencies, while capturing growth opportunities in main markets.
T. Chile launched its first 5G network in December, with a goal of upgrading more than 1.5k mobile sites in 24 months.
In Colombia, the InfraCo obtained regulatory approval, completing the sale of 60% to KKR in January 2022 (T. Colombia 40%; KKR 60%), at an implicit valuation of ~€0.4bn (c.20x OIBDA), reducing Telefónica's net debt by €0.2bn.
Telefónica also closed of the sale of T. El Salvador in January 2022 for ~€121m, after regulatory approvals. With this transaction, the company completed its exit from Central America at an average 7x OIBDA multiple.
In addition, T. Hispam maintained its commitment to support socioeconomic growth by launching CIV-LAC, a regional corporate entrepreneurial platform. The initiative will help scale up ~600 startups through open innovation processes with large and medium-sized Spanish and Latam companies, thereby helping to boost the digital ecosystem.

Telefónica Tech – a global digital business
T. Tech continued to deliver superior results across its fast-growing businesses (Cloud, Cybersecurity, IoT and Big Data) with revenue growth increasing by 50.3% y-o-y in Q4 21, +33.6% in FY 21 (reaching almost €1bn of revenues).
T. Tech continued to focus on increasing its capabilities through new acquisitions. In Q4 21, T. Tech acquired the Spanish IT specialist Geprom, reinforcing its capabilities in Industry 4.0, with over 40 IoT advanced solutions experts focused on industrial automation. In parallel, T. Tech’s value proposition was enhanced with further partnerships:
•In Cloud, T. Tech and Microsoft announced new hybrid cloud solutions for Public Administrations.
•In Security, T. Tech and Fortinet launched the new Secure SD-Wan global service, as well as delivering new Identity Security Managed services with CyberArk. T. Tech also announced a strategic partnership with Darwin to build a security solution for the communication channels of connected autonomous vehicles.
•In Mobility, T. Tech announced it will join Spanish infrastructure operator Ferrovial in AIVIA Orchestrated Connected Corridors, an initiative to develop 5G smart roads and advanced monitoring, sensing and simulation technology.
•T. Tech and Ecoembes, a non-profit environmental organisation, have collaborated on a pioneering project in Spain which focuses on smart recycling bins.
•T. Tech teamed up with Goodjob Foundation to boost the integration of people with disabilities in the workplace, hiring >30 people and providing them with Cybersecurity training so they can work in a Security Operations Centre.

Continued development of Telefónica Infra – our growing global infrastructure business
•T. Infra continued to manage the Group’s valuable assets while enabling further growth for our operating units via alternative investment models. In addition, the company continued to analyse the market for potential value-accretive deals, creating optionality for the Group’s different asset classes.
This potential for value crystallisation was made clear after the completion of relevant deals in 2021, including the sale of Telxius towers to ATC at record multiples.

•Additionally, UGG (Germany) and FiBrasil (Brazil) are already operational and started fibre deployments in their respective markets.
•Operationally, company-owned FTTH premisses passed at Group level grew 17% y-o-y to 55.8m as of Dec-21.

Streamline and digitalise our operating model
Telefónica continues to strive for enhanced efficiency and to drive digitalisation initiatives across its operating businesses and corporate centre:
•In December, T. España announced a new milestone in guaranteeing the future of employment by signing the Social Pact for Employment, encompassing six areas: equality and diversity; new ways of working, flexibility and productivity; incorporation and retention of talent; reskilling and professional development; functional and geographical mobility and a plan for the voluntary individual suspension of the employment relationship.
•In November, Telefónica joined four other European leading operators (Deutsche Telekom, Orange, Telecom Italia and Vodafone) in calling upon policymakers, EU States, and industry stakeholders to collaborate urgently on the Open RAN ecosystem in Europe.
In Innovation, Telefonica created its Innovation and Talent Hub in Madrid to turn our own headquarters into a great centre of excellence where knowledge from all countries will be connected.
In 2021, Wayra invested a total of €6.7m in 49 startups in Europe and Latam, in areas such as artificial intelligence (AI), fintech, e-health or sustainability, while Telefónica Ventures invested in startups and launched VC funds (Indicator IoT fund in Brazil and Leadwind, a fund focused on scaleups in Spain/Europe in partnership with K-Fund). Other key developments included the successful exits from our direct investments portfolio, with Altiostar acquired by Rakuten with Unicorn status and Adjust acquired by Applovin.
In addition, in Core Innovation several new products were launched in Q4 21 such as: a WordPress-like living app creation software that has allowed the launch of 45 new living apps (in house and from third parties) and a Gaming product to prioritise traffic at home.

Committed to Sustainable Development
Sustainability forms the basis for the way we do business and we are aligned with the United Nations (UN) Sustainable Development Goals (SDGs).
In 2021, Telefónica has been an important contributor to the economy in terms of GDP contribution (€48.9bn), impact on employment (1.2m jobs) and fiscal contribution of €9.1bn.
As previously outlined, Telefónica continued to increase the amount of debt linked to sustainability goals, with a total financing of €3,250m in ESG bonds and c. €930m in Sustainability Linked Loans over the last three years and an intention to increase the weight of ESG financing to over €10bn in the coming years.
The following key highlights from the quarter demonstrate our commitment to our ESG strategy:
“E” Environmental: Building a greener future
•Continued commitment to energy savings: 70% reduction in our carbon emissions and 27% in value chain emissions in 2021; signed long-term renewable electricity agreement in Spain (~500 GWh p.a.) and closed 1.4k central offices since 2016, saving a total of 1,000 GWh; 3G switch-off completed in Germany, leading to energy savings of 60GWh per year (SDG #12, #13).
•Telefónica is helping to decarbonise the economy: the Eco Rating scheme, an initiative spearheaded by Telefónica and other European operators, is now available in all our major markets (with the inclusion of Brazil) to give consumers consistent, transparent insight on the environmental impact of new smartphones; meanwhile, the EcoSmart label for B2B services was launched in Brazil, helping companies choose digital products and services according to sustainability criteria (SDG #11, #12).
•Launched the first nature-based CO2 absorption project for Telefónica (reforestation in Spain to neutralise emissions) (SDG #7, #11, #12, #13).
•Included on CDP 2021 'A-List' for the 8th consecutive year; obtained best score in the sector in the environmental category of S&P Dow Jones Sustainability Index and MSCI.

“S” Social: Helping society to thrive
•Telefónica continues to drive connectivity: all 15.6m premises passed by VMO2 in the UK now have access to the gigabit speed connectivity. "Internet for All" project in Peru reached 13,485 rural communities, +238% in 2 years, bringing high-speed mobile internet access to more than 2.4m people. The southernmost city in Chile (and the world) is now connected with fibre, providing communities with access to high-speed internet (SDG #9).
•Strengthened institutional alliance with Inter-American Development Bank (IDB) to continue promoting inclusive digital transformation in Latam with a regional entrepreneurial platform (SDG #9).
•Creating more inclusive workplace: Vivo and T. Tech launched new initiatives to recruit people with disabilities (SDG #8, #10).
•Ranked 1st worldwide in the World Benchmarking Alliance’s Digital Inclusion Benchmark (DIB) for helping to advance a more inclusive digital economy and society and joint #1 in our sector in the Social Transformation Baseline Assessment, measuring respect for human rights, the provision and promotion of decent work and acting ethically.
•Received recognition for efforts in diversity: included in Bloomberg Gender-Equality Index and the newly launched IBEX Gender Equality Index.
“G” Governance: Leading by example
•Telefónica restructured its Board and Committees, reinforcing its commitment to Corporate Governance, with Board members reduced to 15 (9 independent) and increasing female representation to 33% (SDG #5, #16).
•Updated privacy & security centres on all local brand websites ensuring that customers have control of their data (SDG #16).
•Closed 2021 with 100% of suppliers complying with our sustainability standards (SDG #8, #17).
•Recognised as 1st in sector in Ranking Digital Rights benchmark.

Operational performance

TELEFÓNICA ACCESSES
Unaudited figures (thousands)
	2020				2021

	March	June	September	December	March	June	September	December	% Chg

Retail Accesses	336,610.7	331,436.4	335,158.7	339,715.9	341,122.7	343,474.8	341,887.8	344,945.5	1.5
Fixed telephony accesses	34,927.7	34,172.2	33,371.1	32,706.1	32,006.6	31,395.9	30,521.3	29,966.9	(8.4)
Broadband	25,798.1	25,640.2	25,578.8	25,497.5	25,586.7	25,662.6	25,713.4	25,833.3	1.3
UBB	19,713.4	19,943.6	20,314.8	20,633.1	21,071.9	21,481.7	21,873.3	22,281.8	8.0
FTTH	8,565.7	8,950.3	9,486.8	9,964.2	10,574.6	11,142.7	11,709.8	12,243.8	22.9
Mobile accesses	263,652.7	259,467.7	264,224.9	269,643.1	271,780.1	274,917.0	274,263.8	277,793.3	3.0
Prepay	129,784.0	126,336.4	128,978.9	131,676.4	131,508.6	131,764.2	129,147.7	129,675.7	(1.5)
Contract	109,181.1	108,856.6	110,022.0	111,808.9	113,511.4	114,988.2	115,899.8	117,432.1	5.0
IoT	24,687.6	24,274.6	25,224.0	26,157.7	26,760.1	28,164.6	29,216.4	30,685.4	17.3
Pay TV	11,909.1	11,832.7	11,665.4	11,557.5	11,447.2	11,258.2	11,152.0	11,111.7	(3.9)
Wholesale Accesses	22,327.0	22,554.7	23,068.9	22,455.0	23,066.4	23,747.4	23,854.6	24,173.3	7.7
Fixed wholesale accesses	3,793.6	3,753.1	3,742.5	3,722.8	3,698.1	3,679.6	3,699.8	3,694.5	(0.8)
Mobile wholesale accesses	18,533.4	18,801.6	19,326.4	18,732.1	19,368.3	20,067.8	20,154.8	20,478.8	9.3
Total Accesses	358,937.7	353,991.1	358,227.6	362,170.9	364,189.1	367,222.2	365,742.4	369,118.9	1.9
Notes:
- VMO2 accesses included since June 2021 and also reported for comparative purposes from January 2020.
- FTTH accesses includes Spain, Brazil and Hispam connections.

OWN UBB COVERAGE
Unaudited figures (thousands)	2020				2021

	March	June	September	December	March	June	September	December	% Chg

UBB Premises passed	71,808.5	73,321.6	75,283.3	77,110.6	78,574.9	80,370.9	82,270.4	84,503.6	9.6
FTTH	41,082.9	42,952.5	45,611.0	47,824.2	49,271.3	51,444.9	53,522.9	55,838.7	16.8
Up-Take FTTH	26%	26%	26%	26%	27%	27%	27%	27%	1.0 p.p.
Notes:
- VMO2 UBB premises passed included since June 2021 and also reported for comparative purposes from January 2020.
- FTTH and Up-Take FTTH includes premises passed and connections in Spain (including wholesale), Brazil and Hispam.

Improving customer base mix
The Group’s accesses base, including 100% of VMO2 accesses and excluding Costa Rica, increased 3% y-o-y to 369.1m in Dec-21. It is worth highlighting the y-o-y growth in high value accesses (UBB +8%, FTTH +23% and mobile contract +6%), the average revenue per access (ex-UK) increase (+0.5% y-o-y organic in Q4 21, +0.6% y-o-y in FY 21) and the improvement in churn levels (ex-UK) (-0.2 p.p. q-o-q, virtually stable y-o-y to 2.5% in Q4 21).

Enhanced infrastructure and IT
The Group’s network strategy remains focused on the ongoing evolution towards a future-proof FTTH+5G network; the development of open networks, primarily Open RAN and Open Broadband; and the virtualisation of all network architecture.
Telefónica remains the world leader ex-China4 in UBB, with UBB premises passed increasing 6% y-o-y to 159.2m as of Dec-21 (including VMO2), of which 84.5m were own network (+10% y-o-y). The FTTH network reached 55.8m premises passed, up 17% y-o-y. Fibre deployment agreements with infra vehicles, such as those in Brazil, Germany, Chile, and Colombia, have enabled footprint expansion while optimising CapEx and returns.
4 Source: Analysys Mason

Telefónica’s fibre strategy is delivering returns thanks to its high scalability, which enables upgrade at a marginal cost. This makes it the most effective backhaul technology for 5G networks.
The Open Broadband project is evolving our fibre network towards a new open, scalable and virtualised model. This enables increased efficiency, flexibility, and capacity (XGS-PON ready). The transition to this network will be gradual; the first successful lab tests and field trials have been completed in Brazil, and rollout across the rest of the Group’s markets is expected between 2022 and 2025.
Open access fixed customer equipment developed in-house totaled 45.2m, with 10.7m "Home Gateway Units" (HGUs with latest Wi-Fi capability) serving 94% of FTTH customers.
In mobile, LTE coverage stood at 87% (99% in Europe and 82% in Latam), up 4 p.p. y-o-y.
The Group reached notable milestones in 5G deployment. The supplier roadmap has been confirmed, the multi-vendor core has been adapted to 5G Stand Alone, and spectrum auctions in Spain, UK and Brazil have all been cleared. Mass commercial implementation of 5G Stand Alone between 2022 and 2025 will enable new services to be delivered in a more flexible and efficient manner. 5G is currently available in more than 300 cities across the UK, around 250 cities across Germany, and 14 cities in Brazil where Vivo has recently acquired 5G spectrum. 5G now covers more than 80% of the population in Spain. Network sharing agreements in Germany and the UK will allow the Group to deploy 5G more efficiently. During 2022-2023, Telefónica will implement Spain’s first cloud-native 5G Core Network Platform in cooperation with IBM, including Lab and Production Datacenters deployment.
The transition towards an Open RAN virtualised mobile network continues at pace. This will improve the efficiency and competitiveness of future deployments, as well as our vendor map, with a more simplified and automated IT architecture (zero touch network). Open RAN technology has now been tested in Germany (2020-2021), Brazil (2018-2020), and Argentina (2019-2021). Extended validation in the field will take place in the Group’s four core markets during 2022. Between 2023 and 2025, the goal is to achieve 30-50% of total RAN growth. To that end, with NEC as the system integrator for Open RAN pilots and commercial deployments in Germany, the UK, Spain, and Brazil, Telefónica plans to extend Open RAN technology across at least 800 commercial sites by mid-2023.
The Group continues to work on Network Slicing, testing solutions with partners and expanding use cases, and on Software Defined Networks, with standardisation (through the TIP Alliance) and implementation in core markets by 2022. Telefónica also continues to test the public cloud for Virtualised Network Functions with Amazon and Google Anthos in Brazil.
In the Multi Edge Computing ecosystem, Telefónica has forged multiple partnerships with companies such as Microsoft and Google, focusing on commercial solution delivery and a strategically differentiated ability to equip central offices with Edge platforms and 5G.
Telefónica remains fully committed to protecting the environment. Across its core markets and Peru, 100% of electricity used is derived from renewable sources. In addition, Telefónica has signed a long-term renewable energy contract in Spain for c. 500 GWh p.a. (equivalent to 50% of energy consumed by all of T. España’s own technical sites), one of the largest agreements of its kind in the country. With this agreement in place, Telefónica can certify the use of renewable energy, encourage the expansion of new renewables plants in Spain and guarantee stable and competitive pricing for the lifetime of the contract.
The Group is therefore making good progress towards its goal of achieving zero net emissions in core operations by 2025 in Scopes 1 & 2 (-39% in Scope 3 compared to 2016), as well as in Hispam and throughout our value chain by 2040.
In 2021, Telefónica continued to execute energy efficiency projects to stabilise costs and CO2 emissions. In particular, the implementation of more than 1,440 network transformation projects over the last years has led to the reduction of energy consumption by 7.2%, despite more than a 6.7x increase in the traffic handled by the Group’s networks over this period. These projects, including legacy network switch-offs, have allowed Telefónica to avoid emissions of more than 2.6m tonnes of CO2, the consumption of 8.8 TWh of energy and save €1,266m of costs during the last 12 years.

Thanks to the migration of customers from copper to fibre, the closure of the copper network accelerated during 2021, with 1,448 central offices closed as of Dec-21, reducing CO2 emissions and energy usage (-85% in fibre vs. copper). Telefónica has also recycled more than 81k tons of copper cable since 2016. The Group’s target is to be the first telco to fully replace copper with fibre in 2024 and capture the additional savings.
Moreover, in mobile, Telefónica continues to move at pace with network upgrades. The 3G shutdown was completed this quarter in Germany, saving 60 GWh a year, while in Spain it is still on course for 2025. In parallel, the Smart Site model being implemented in Spain uses best practices in sustainability for the design of mobile sites, including equipment upgrades, the use of free cooling and renewable energy. Meanwhile, 5G technology is up to 90% more efficient than 4G in terms of power consumption per unit of traffic (W/Mbps). Thanks to the use of AI across 4G and 5G networks to automatically predict traffic, Telefónica has been able to reduce energy consumption by 30% without compromising on quality.
Finally, in Q4 21, we deployed a sustainable immersion cooling solution at the Bellas Vistas Central Office in Madrid. This trial demonstrates the use of less energy to support the growing demand for data in Edge Computing and 5G by immersing servers in an electrically non-conductive, non-toxic and biodegradable liquid, which is up to 50% more energy efficient than air-conditioning.
Across the Group, 80% of all processes were digitalised by Q4 21 (+1 p.p. y-o-y) and are managed in real time, enabling Telefónica to provide a more agile service to customers. It is worth highlighting the completion of the B2C IT transformation projects in Spain and postpaid in Brazil.

Financial performance
Consolidated results

TELEFÓNICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December		% Chg		October - December		% Chg

	2021	2020	Reported	Organic	2021	2020	Reported	Organic

Revenues	39,277	43,076	(8.8)	2.0	9,674	10,909	(11.3)	3.1
Other income	12,673	1,587	n.s.	18.8	654	584	12.0	19.4
Operating expenses	(29,500)	(30,230)	(2.4)	3.1	(8,570)	(7,725)	10.9	5.5
Impairments & losses on disposal of assets	(467)	(935)	(50.0)	216.3	(396)	(16)	n.s.	n.s.
Underlying operating income before D&A (OIBDA)	13,023	14,481	(10.1)		3,226	3,732	(13.6)
Operating income before D&A (OIBDA)	21,983	13,498	62.9	1.4	1,363	3,751	(63.7)	0.4
OIBDA Margin	56.0%	31.3%	24.6 p.p.	(0.2 p.p.)	14.1%	34.4%	(20.3 p.p.)	(0.9 p.p.)
Depreciation and amortisation	(8,397)	(9,359)	(10.3)	(0.5)	(2,102)	(2,280)	(7.8)	(3.3)
Operating income (OI)	13,586	4,139	228.2	5.6	(740)	1,471	c.s.	8.6
Share of profit (loss) of investments accounted for by the equity method	(127)	2	c.s.		(70)	(4)	n.s.
Net financial income (expense)	(1,364)	(1,558)	(12.5)		(426)	(278)	53.0
Profit before taxes	12,095	2,583	n.s.		(1,235)	1,189	c.s.
Corporate income tax	(1,378)	(626)	120.0		177	(98)	c.s.
Profit for the period	10,717	1,957	n.s.		(1,058)	1,091	c.s.
Attributable to equity holders of the Parent	8,137	1,582	n.s.		(1,198)	911	c.s.
Attributable to non-controlling interests	2,580	375	n.s.		140	180	(22.4)
Weighted average number of ordinary shares outstanding during the period (millions)	5,727	5,813	(1.5)		5,668	5,775	(1.9)
Basic earnings per share attributable to equity holders of the Parent (Euros)	1.38	0.23	n.s.		(0.22)	0.15	c.s.
Underlying basic earnings per share attributable to equity holders of the Parent (Euros)	0.42	0.49	(15.7)		0.07	0.17	(57.7)
Notes:
- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 "Earnings per share". Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in resources (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in July and December 2020, and June and December 2021, have been taken into account.
- Basic earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Other equity instruments” (€253m in January-December 2021 and €251m in January-December 2020), by the weighted average number of ordinary shares outstanding during the period.
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMO2 joint venture has been accounted for by the equity method since June 1, 2021. In addition, Telefónica Group consolidated results deconsolidate T. Costa Rica while Cancom UK&I has been incorporated since August 1, 2021.

FY 21 results clearly reflected the impacts of the sale of Telxius' towers in Europe and Latam and the creation of the VMO2 joint venture in the UK. Primarily as a result of these transactions, equity attributable to equity holders of Telefónica doubled to €22.2bn in FY 21.
Foreign exchange movements had a minor impact on Q4 21 results (-€31m on revenues; -€6m on OIBDA) mainly due to further stabilisation of the Brazilian real during 2021. For FY 21, the negative FX impact of €1,012m on revenues was contained to €371m at OIBDA level and €121m at free cash flow level, while net debt was affected by €139m or €196m at net debt plus leases.
Revenue decreased 11.3% y-o-y in Q4 21, or -8.8% in FY 21, impacted by changes to the perimeter (-16.2 p.p. y-o-y in Q4 21 and -9.1 p.p. y-o-y in FY 21). In organic terms, revenue increased 3.1% y-o-y in Q4 21 (+2.0% in FY 21), with service revenue growing 2.4% y-o-y and handset sales growth accelerating to +8.7% y-o-y (+1.3% and +8.5% y-o-y in FY 21, respectively). The weight of BB and SoC within the revenue mix increased 3.1 p.p. y-o-y to 70% of total service revenues while the share of Voice and Access decreased 2.3 p.p. y-o-y to 29% in FY 21.

B2B revenue improved throughout the year and accelerated its pace of growth to 5.5% y-o-y in Q4 21 in organic terms (+0.7 p.p. q-o-q; +3.2% y-o-y in FY 21). This performance was underpinned by a compelling value proposition and key operating capabilities which allowed Telefónica to capitalise on increased demand for digitalisation projects from companies of all sizes. In Q4 21, the improved revenue performance vs. Q3 21 was driven by the SME segment and the solid growth of corporates.
Other income amounted to €654m in Q4 21 and €12,673m in FY 21, mainly reflecting record capital gains in the history of the Company of €11.0bn booked in Q2 21 and Q3 21 from the sale of Telxius' and T. Deutschland's towers (€5.8bn and €0.3bn, respectively), the creation of the VMO2 joint venture in the UK (€4.5bn), fibre vehicles in Brazil and Chile (€0.3bn), and the sale of T. Costa Rica (€0.1bn).
Operating expenses increased 10.9% y-o-y in Q4 21 (-2.4% y-o-y in FY 21), due to provisions related to restructuring costs of €1.5bn (€1.4bn in Spain, €50m in Hispam, €46m in 'Other Companies and Eliminations', €4m in Germany), which partially offset the positive impact of €1.2bn resulting from changes to the perimeter. In organic terms, OpEx increased 5.5% y-o-y in Q4 21 (+3.1% y-o-y in FY 21), due to higher supply costs, mainly in Spain (higher IT and handsets costs), and to a lesser extent, higher personnel costs.
The above mentioned restructuring provisions did not impact free cash flow generation in Q4 21. They were carried out within the Company’s transformation and simplification process, which is expected to generate incremental savings and efficiencies with a positive impact on cash generation.
The average number of staff stood at 107,776 employees in FY 21, 4.8% lower y-o-y.
Impairments and losses on disposal of assets amounted to €396m in Q4 21, or €467m in FY 21, mainly associated with an impairment allocated to T. Perú in the quarter of €393m (€935m in FY 20, reflecting the impairments at T. Argentina).
Operating income before depreciation and amortisation (OIBDA) decreased 63.7% in Q4 21, affected by restructuring provisions of -€1.5bn, changes to the perimeter of -€561m, and an impairment of -€393m. In organic terms, OIBDA grew 0.4% y-o-y. In FY 21, OIBDA grew by 62.9% y-o-y to €21,983m, due to capital gains (+€11.0bn) which partially offset the main impacts from changes to the perimeter (-€1.3bn) and restructuring provisions (-€1.7bn). In organic terms, FY 21 OIBDA grew by 1.4% y-o-y.
Underlying OIBDA amounted to €3,226m in Q4 21 (-13.6% y-o-y) after excluding -€1.5bn of restructuring costs and -€0.3bn net of capital gains adjustments and other impacts. In FY 21, underlying OIBDA amounted to €13,023m (-10.1% y-o-y) after excluding +€11.0bn of capital gains, -€1.7bn of restructuring costs and -€0.3bn of other impacts.
OIBDA margin, in organic terms, was down -0.9 p.p. y-o-y to 33.8% in Q4 21 (-0.2 p.p. y-o-y to 33.5% in FY 21).
Depreciation and amortisation decreased 7.8% y-o-y in Q4 21 due to the lower impact of accelerated amortisation at T. México as a result of the operating model transformation, as well as the impact from changes in the classification of T. El Salvador assets. In organic terms, it decreased 3.3% y-o-y, mainly due to lower amortisation in Germany on the back of the completed 3G switch-off. In FY 21, depreciation and amortisation decreased 10.3% y-o-y, mainly due to FX impact, lower amortisation at T. UK following its classification as 'held for sale', and lower impact of accelerated amortisation at T. México resulting from the operating model transformation. In organic terms, it remained virtually unchanged (-0.5% y-o-y).
Share of profit of investments accounted for by the equity method amounted to -€70m in Q4 21 and -€127m in FY 21, mainly due to the inclusion of the VMO2 JV results.
Net financial expenses increased 53.0% y-o-y, due to positive effects in Q4 20. In FY 21, net financial expenses were down 12.5% y-o-y due to the reduction of debt in European currencies, despite the increase in interest rates in Brazil and the higher level of debt denominated in Brazilian reals, as well as other positive non-recurrent effects.
Corporate income tax totalled a positive amount of €177m in Q4 21, mainly due to the restructuring provision in Spain and non-taxable interests in Brazil, partially offset by a deferred tax asset reversal in Spain. In FY 21, the tax expense amounted to €1,378m, mainly affected by the outcome of the Group's tax inspection in Spain, the deferred tax asset reversal in Spain, a contingency provision in Peru, and net adjustments due to the increase in tax rates. All these impacts were partially offset by the restructuring provision in Spain and non-taxable interests in Brazil.
Profit attributable to non-controlling interests amounted to €140m in Q4 21 (€180m in Q4 20), mainly due to lower profit attributable to minority interests of Telxius, which partially offset higher profit attributable to minority interests of T. Brasil. In FY 21, it amounted to €2,580m (vs. €375m in FY 20), mainly due to profit from minority interests of Telxius following the towers sale, and higher profit attributable to the minority interests of T. Deutschland.

Profit attributable to equity holders of the parent company amounted to -€1,198m in Q4 21 and €8,137m in FY 21, with earnings per share totalling -€0.22 and €1.38, respectively, affected by exceptional items. In underlying terms, net income totalled €459m in Q4 21 (-55.6% y-o-y) and €2,569m in FY 21 (-16.8% y-o-y), and EPS €0.07 (-57.7% y-o-y) and €0.42 (-15.7% y-o-y), respectively.

Cash flow and funding

TELEFÓNICA
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)	January - December

	2021	2020	% Chg

OIBDA	21,983	13,498	62.9
- CapEx accrued during the period	(7,267)	(5,861)
- Non-cash items & Others (1)	(9,119)	906
- Working Capital	1,010	189
- Net interest payment (2)	(1,518)	(1,192)
- Dividends received (2)	210	22
- Payment for tax	(459)	(509)
- Dividends paid to minority shareholders	(410)	(471)
= Free Cash Flow excluding Lease Principal Payments	4,430	6,581	(32.7)
- Lease Principal Payments	(1,782)	(1,787)
= Free Cash Flow including Lease Principal Payments	2,648	4,794	(44.8)
Weighted average number of ordinary shares outstanding during the period (millions)	5,727	5,813
= Free Cash Flow per share (Euros)	0.46	0.82	(43.9)
- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 "Earnings per share". Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in resources (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in July and December 2020, and June and December 2021, have been taken into account.
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMO2 joint venture has been accounted for by the equity method since June 1, 2021. In addition, Telefónica Group consolidated results deconsolidate T. Costa Rica while Cancom UK&I has been incorporated since August 1, 2021.
- Spectrum payments amounted to €1,107m in January-December 2021 (€521m in UK, €343m in Spain, €131m in Chile, €108m in Germany and €4m in Colombia). In December 2020 amounted to €211m (€114m in UK, €87m in Germany and €11m in Hispam).
(1) In January-December 2021 it was associated mainly to capital gains (€6.1bn from Telxius' & T. Deutschland's towers sale, €4.5bn from the creation of VMO2 JV in the UK, €0.3bn from InfraCo Chile & FiBrasil, and €0.1bn from the sale of Costa Rica), €1.5bn of commitments associated with long-term restructuring plans mainly in Spain and €393m associated with the impairment in Peru. In January-December 2020 it related mainly with impairments in Argentina of €894m.
(2) The “net interest payment” line has been redefined to exclude dividends received and present them separately in a new line “dividends received”.

Free cash flow generation excluding spectrum payments accelerated to €1,273m in Q4 21 (vs. €869m in Q3 21). In FY 21, free cash flow excluding spectrum payments amounted to €3,755m, -25.0% y-o-y affected by the deconsolidation of Telxius' towers and T. UK, and as CapEx reverted to pre-COVID-19 levels. Organic OIBDA-CapEx decline (-4.4% y-o-y) and higher interests paid were partially offset by higher working capital generation and dividends received mainly from VMO2, lower tax and lower dividend payments to minorities.
OIBDA-CapEx amounted to €14,716m in FY 21, down 4.4% y-o-y in organic terms. The (OIBDA-CapEx)/Revenues ratio decreased 1.3 p.p. y-o-y to 19.2% in organic terms in FY 21.
CapEx increased 24.0% y-o-y to €7,267m in FY 21, affected by the acquisition of spectrum in Brazil in Q4 21 (including certain obligations derived from the auction), in Spain in Q3 21, and in the UK and Chile in Q1 21, partially offsetting positive impacts from FX and changes in the perimeter. In organic terms, CapEx was up +10.3% y-o-y, as investment normalised to pre-COVID-19 levels, with a focus on excellence in connectivity and next generation networks. CapEx (ex-spectrum)/Revenues stood at 14.2% in FY 21.
Working capital contribution amounted to €1,010m in FY 21, mostly impacted by the acquisition of the spectrum licence in Brazil, to be paid in the coming years, and by recurrent seasonal effects as the execution of CapEx. It is worth highlighting the execution of factoring measures on accounts receivable and the extension of payment terms with suppliers or the factoring firm where those had been discounted. Working capital improved by €821m vs. FY 20, mainly due to a different CapEx execution, the spectrum licence acquisition in Brazil, operational prepayments in 2020 due to the agreement with AT&T in Mexico and lower restructuring payments in 2021. These factors were partially offset by the effects of the court rulings in Brazil and positive impacts in 2020 from higher receipts from the sale of assets and advanced collections from long-term agreements.

Interest payments increased 27.3% y-o-y in FY 21, despite the reduction of debt in European currencies, due to extraordinary collections in 2020, the increase in interest rates in Brazil and a higher level of debt denominated in Brazilian reals. The effective cost of interest payments over the last 12 months stood at 3.77% as of Dec-21 (excluding lease interests: 3.86%).
Dividends received amounted to €210m in FY 21, mainly from the VMO2 JV in the UK (€187m).
Tax payments were 10.0% lower y-o-y in FY 21, mainly due to the effects of the deconsolidation of T. UK in 2021, partially offset by lower payments in advance and higher tax refunds in 2020.
Operations with minority shareholders were down 13.1% y-o-y in FY 21, mainly due to lower dividends paid to minority interests of T. Brasil and T. Centroamérica.
Lease principal payments remained broadly unchanged (-0.3% y-o-y) in FY 21.

Funding position

TELEFÓNICA
CHANGE IN DEBT
Unaudited figures (Euros in millions)
	January - December

	2021	2020	% Chg

Net financial debt at beginning of period	35,228	37,744
+ Free Cash Flow including Lease Principal Payments	(2,648)	(4,794)
+ Hybrids	65	723
+ Shareholder remuneration (including hybrid coupons)	1,460	1,022
+ Pre-retirement commitments	844	963
+ Net financial investments (1)	(9,466)	18
+FX & Others	549	(449)
Net financial debt at end of period	26,032	35,228	(26.1)
+ Lease Liabilities	8,080	6,469
Net Financial Debt plus Lease Liabilities at end of period (1)	34,112	41,697
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMO2 joint venture has been accounted for by the equity method since June 1, 2021. In addition, Telefónica Group consolidated results deconsolidate T. Costa Rica while Cancom UK&I has been incorporated since August 1, 2021.
(1) In January-December 2021 includes proceeds of €4.9bn from the creation of VMO2 JV in the UK, €4.7bn from the sale of Telxius' & T. Deutschland's towers, and €0.9bn from the sale of Costa Rica and the creation of InfraCo Chile & FiBrasil, reduced by the acquisition of Cancom UK&I and Telefónica's share of tax payment in advance related to Telxius towers transaction (to be recovered).

Net financial debt was down 26.1% y-o-y, or -€9,196m y-o-y, to €26,032m as of Dec-21 due to: (i) net financial divestments of €9,466m (sale of Telxius' towers post distribution of proceeds to minorities and the temporary tax payments in advance to be recovered in following quarters, T. Deutschland's towers, proceeds from the creation of the VMO2 JV in UK, sale of Costa Rica, creation of fibre vehicles and partially offset by Cancom UK&I acquisition) and (ii) free cash flow generation of €2,648m. On the other hand, factors that increased net debt included (i) shareholder remuneration of €1,460m (including coupon payments of capital instruments), (ii) labour-related commitments of €844m, (iii) replacement of capital instruments of €65m and (iv) other factors of €549m (including obligations derived from the spectrum auction that partially offset favourable court rulings, both in Brazil).
In Q4 21, net financial debt increased €4,067m due to (i) net financial investments of €3,692m, mainly from the distribution of proceeds to Telxius minorities and the above-mentioned advanced tax payments, (ii) shareholder remuneration of €531m (including coupon payments of capital instruments), (iii) labour-related commitments of €187m, (iv) the replacement of capital instruments of €30m and (v) other factors of €805m (including obligations derived from the Brazilian auction). On the other hand, free cash flow generation reduced net debt by €1,178m.
The payment of the first tranche of the 2021 voluntary scrip dividend, in which 34.98% of the free-of-charge allotment rights accepted the purchase commitment assumed by Telefónica and 65.02% opted to receive new shares, resulted in a gross amount paid of €292m in Dec-21. This implied >€0.5bn in savings for the Group (c. €1.3bn in FY 21).

Including net proceeds from the sale of T. El Salvador and the creation of the InfraCo Colombia (both closed in Jan-22), the recovery of Telxius tax payments in advance, including the acquisition of Geprom (effective since Jan-22) and Oi acquisition (approved in Feb-22), and after increasing the stake in Telxius' submarine cable (Feb-22), net financial debt declined by €8.9bn since Dec-20 to €26.3bn.
Net financial debt including lease liabilities amounted to €34,112m as of Dec-21 vs. €41,697m as of Dec-20. The impact of lease liabilities on net financial debt increased €1.6bn in FY 21 to €8,080m, mainly due to the net effect in Q2 21 of higher lease liabilities arising after the sale of Telxius' towers to ATC and lower lease liabilities of Telxius' towers following its deconsolidation, partially offset by lower lease liabilities following the deconsolidation of the UK.
Telefónica, in the current low-interest rate environment, re-financed €6,667m (€2,954m at the Group, €1,650m at the JV with Allianz, €1,976m equivalent at VMO2 JV and €87m equivalent at FiBrasil) of its debt in FY 21 (excluding commercial paper and short-term bank loans), which allowed the Group to maintain a solid liquidity position and to further extend debt maturities. As of the end of Dec-21, the Group has covered debt maturities beyond 2024. The average debt life stood at 13.63 years, vs. 10.79 years in Dec-20.
Financing activities in Q4 21
•In November, T. Europe, B.V launched a sustainability issuance of Undated 6.5 year non call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (hybrid bond), with the subordinated guarantee of Telefónica, S.A., (€750m, 6.5 years reset date) and a tender offer for the purchase of existing hybrid bonds with first reset date in 2023 and 2024. Telefónica Europe, B.V. accepted the purchase in an aggregate principal amount of €750m. After this last transaction, the average years to call was extended, from 3.75 as of Dec-20, to 4.16, and the average coupon paid was reduced from 3.74% to 3.56%, respectively.
•Also, in November, T. Chile launched a USD 500m bond with maturity in Nov-31.
In Jan-22, Telefónica, S.A. completed the refinancing of its main syndicated facility of €5,500m which is now linked to sustainability objectives related to reduction of direct and indirect greenhouse gas emissions; and a social objective, relating to the increase in the percentage of women in executive positions; and extended its maturity to five years, with two annual extension option, up to a maximum maturity of seven years (Jan-29).
Telefónica, S.A. and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding notional balance of €1,029m as of Dec-21.
Undrawn committed credit lines with different credit institutions amounted to €12,182m as of Dec-21 (€11,791m maturing over twelve months), which combined with the cash equivalents position and current financial assets, placed liquidity at €24,586m.

Performance by segment

TELEFÓNICA
SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)	January - December	% Chg		October - December	% Chg

	2021	Reported	Organic	2021	Reported	Organic

Revenues	39,277	(8.8)	2.0	9,674	(11.3)	3.1
Telefónica España	12,417	0.1	0.1	3,207	0.5	0.5
Telefónica Deutschland	7,765	3.1	3.1	2,055	1.6	1.6
Telefónica UK	2,628	(60.8)	(7.0)	—	—	—
Telefónica Brasil	6,910	(6.9)	2.1	1,802	3.1	2.8
Telefónica Hispam	8,362	5.5	5.1	2,293	18.5	6.0
Other companies & eliminations	1,194	9.5	15.9	318	17.6	2.1

Revenues (adding 50% VMO2 JV since June)	42,839			11,242

OIBDA	21,983	62.9	1.4	1,363	(63.7)	0.4
Telefónica España	3,377	(33.1)	(5.3)	(158)	c.s.	(3.4)
Telefónica Deutschland	2,424	5.0	4.0	629	(1.2)	(2.2)
Telefónica UK	919	(55.5)	10.0	—	—	—
Telefónica Brasil	3,138	(1.6)	1.8	812	1.2	1.7
Telefónica Hispam	1,718	73.5	3.4	77	(83.6)	4.0
Other companies & eliminations	10,406	c.s.	c.s.	1	c.s.	0.8

OIBDA (adding 50% VMO2 JV since June)	23,222			1,887

OIBDA margin	56.0%	24.6 p.p.	(0.2 p.p.)	14.1%	(20.3 p.p.)	(0.9 p.p.)
Telefónica España	27.2%	n.s.	(2.2 p.p.)	n.s.	n.s.	(1.6 p.p.)
Telefónica Deutschland	31.2%	0.6 p.p.	0.3 p.p.	30.6%	(0.8 p.p.)	(1.2 p.p.)
Telefónica UK	35.0%	4.2 p.p.	5.4 p.p.		—	—
Telefónica Brasil	45.4%	2.5 p.p.	(0.1 p.p.)	45.1%	(0.8 p.p.)	(0.5 p.p.)
Telefónica Hispam	20.5%	8.0 p.p.	(0.4 p.p.)	3.4%	(21.0 p.p.)	(0.5 p.p.)
Other companies & eliminations	n.s.	n.s.	13.8 p.p.	n.s.	n.s.	(0.6 p.p.)

Net income attributable to equity holders of the Parent	8,137	n.s.		(1,198)	c.s.
Basic and diluted earnings per share (Euros)	1.38	n.s.		(0.22)	c.s.

CapEx	7,267	24.0	10.3	2,373	32.3	12.6
Telefónica España	1,815	28.9	3.9	449	17.1	12.7
Telefónica Deutschland	1,284	17.3	17.3	474	28.7	28.7
Telefónica UK	933	2.2	24.1	—	—	—
Telefónica Brasil	2,069	50.8	11.5	1,067	154.1	(3.7)
Telefónica Hispam	978	17.4	5.2	324	47.4	24.5
Other companies & eliminations	188	(22.0)	5.3	60	(41.0)	(3.2)

CapEx (adding 50% VMO2 JV since June)	8,021			2,735

Spectrum & obligations (Brazil)	1,704	n.s.	n.s.	715	n.s.	n.s.

OIBDA-CapEx	14,716	92.7	(4.4)	(1,011)	c.s.	(9.5)
Telefónica España	1,562	(57.1)	(8.9)	(607)	c.s.	(10.0)
Telefónica Deutschland	1,140	(6.1)	(7.5)	155	(42.1)	(42.9)
Telefónica UK	(14)	c.s.	0.5	—	—	—
Telefónica Brasil	1,069	(41.1)	(5.3)	(255)	c.s.	6.6
Telefónica Hispam	740	n.s.	2.0	(246)	c.s.	(13.4)
Other companies & eliminations	10,219	c.s.	(45.6)	(58)	(45.2)	4.1

OIBDA - CapEx (adding 50% VMO2 JV since June)	15,201			(848)

(OIBDA-CapEx)/Revenues	37.5%	19.7 p.p.	(1.3 p.p.)	(10.4%)	(28.4 p.p.)	(2.3 p.p.)
(OIBDA-CapEx)/Revenues (ex-spectrum & obligations (Brazil))	41.8%	23.8 p.p.	(1.3 p.p.)	(3.1%)	(22.1 p.p.)	(2.3 p.p.)

- Reconciliation included in the excel spreadsheets
Notes:
- OIBDA and OI are presented before brand fees and management fees.
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMO2 joint venture has been accounted for by the equity method since June 1, 2021. In addition, Telefónica Group consolidated results deconsolidate T. Costa Rica while Cancom UK&I has been incorporated since August 1, 2021.
Organic criteria: Assumes constant exchange rates of 2020 (average in 2020). Excludes the contribution to growth from T. Argentina and T. Venezuela. Considers constant perimeter of consolidation and does not include capital gains/losses from the sale of companies, for significant impacts. Does not include write-offs, material non-recurring impacts and restructuring costs. CapEx excludes investments in spectrum.

TELEFÓNICA ESPAÑA
(y-o-y changes in organic terms)

29%	of total Telefónica FY 21 revenues	34%	of total Telefónica FY 21 OIBDA	42%	of total Telefónica FY 21 OIBDA-CapEx
Weights calculated with revenues, OIBDA underlying and CapEx (ex spectrum) with 50% of the VMO2 JV since June 2021

Operating performance
T. España's results in Q4 21 reflected a sequential improvement in commercial activity supported by an improvement in churn (-0.3 p.p. y-o-y) in a more rational market and a record level of customer satisfaction (NPS: 36%). Revenues improved their pace of growth to 0.5% y-o-y and OIBDA reduced its decline to -3.4% y-o-y. Once again, cash conversion stands out, with an organic OIBDA-CapEx margin of 27% in FY 21.
Telefónica continued to strengthen its competitiveness in the market with the acquisition of "La Liga" content for the coming seasons, reducing the cost and maintaining a clear differential position; the creation of a new O2 entry product, for the Residential segment and, the launch of "Fusión Digital Pymes", which offers digitalisation solutions that enable capitalising on the European Recovery Funds, in the Business segment.
In addition, T. España is ready to launch (in conjunction with T. Infra) the process to create a FibreCo focused on lower density areas, targeting more than 5m premisses passed, and offering a substantial minority stake to potential investors.
We also supported the launch of the “SME Climate Hub”, a one-stop-shop to make an internationally recognised climate commitment, join the United Nations’ Race to Zero campaign, and mitigate the environmental impact and build resilient businesses for the future. T. España also launched a reforestation project to neutralise emissions.
In Q4 21, a tariff repositioning was announced, effective in Feb-22, which facilitates customer access to handsets and other devices and the Social Employment Pact, among other measures to adapt the workforce to the needs of the sector, included a voluntary redundancy plan to which 2,317 employees have adhered, implying a provision of €1,382m, with a positive impact on cash flow from 2022 and annual run-rate of savings of c.€200m from 2023 onwards.

TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (Thousands)
	2020				2021

	March	June	September	December	March	June	September	December	% Chg

Retail Accesses	37,874.0	37,936.9	37,922.1	37,615.1	37,143.5	36,881.0	36,809.2	36,460.9	(3.1)
Fixed telephony	8,918.6	8,917.6	8,882.5	8,731.0	8,616.6	8,523.4	8,437.9	8,376.3	(4.1)
Broadband	5,985.2	5,993.4	6,030.3	5,961.9	5,911.1	5,888.6	5,873.6	5,874.9	(1.5)
FTTH	4,393.0	4,452.0	4,556.9	4,614.1	4,671.0	4,726.7	4,774.5	4,847.6	5.1
Mobile	18,926.7	18,960.3	18,993.7	18,977.8	18,711.0	18,658.2	18,732.9	18,484.6	(2.6)
Prepay	1,070.2	1,012.7	940.0	888.1	840.1	806.0	783.6	752.5	(15.3)
Contract	15,209.9	15,279.8	15,365.1	15,383.7	15,259.7	15,185.8	15,194.8	15,210.7	(1.1)
IoT	2,646.6	2,667.7	2,688.6	2,706.0	2,611.2	2,666.4	2,754.5	2,521.5	(6.8)
Pay TV	4,032.3	4,054.3	4,004.3	3,934.5	3,895.3	3,801.3	3,755.5	3,716.4	(5.5)
Wholesale Accesses	3,772.4	3,719.9	3,709.2	3,689.5	3,676.8	3,658.3	3,679.1	3,674.3	(0.4)
FTTH	2,292.5	2,361.3	2,489.6	2,599.8	2,708.1	2,801.7	2,907.1	2,982.0	14.7

Total Accesses	41,646.4	41,656.7	41,631.4	41,304.6	40,820.3	40,539.3	40,488.3	40,135.2	(2.8)

OWN UBB COVERAGE
Unaudited figures (thousands)
	2020				2021

	March	June	September	December	March	June	September	December	% Chg

UBB Premises passed (FTTH)	23,421.8	23,650.1	24,445.4	25,219.4	25,651.3	26,134.6	26,520.1	26,903.3	6.7
Up-take (FTTH)	29%	29%	29%	29%	29%	29%	29%	29%	0.5 p.p.

Notes
- Up-Take FTTH includes retail accesses and wholesale accesses connected to the FTTH network.

Accesses (-3% y-o-y) sequentially improved their performance in the main retail services, with positive net adds in fixed broadband (+1k) and mobile contract (+16k) driven by campaigns in the quarter and new products launched in 2021.
Fibre continued its solid progress (+148k in 4Q 21; +73k retail), representing 83% of the broadband plant. The uptake remained at 29% of 26.9m premises passed.

CONVERGENT KPIs
Unaudited figures
	2020				2021

	March	June	September	December	March	June	September	December	% Chg

Convergent clients (thousands)	4,824.5	4,830.3	4,847.3	4,824.8	4,781.6	4,725.9	4,682.7	4,649.8	(3.6)
Convergent ARPU (EUR) (cumulative YTD)	91.8	91.3	91.5	91.4	89.7	88.5	88.9	89.2	(2.4)
Convergent churn (cumulative YTD)	1.5%	1.2%	1.3%	1.4%	1.5%	1.5%	1.4%	1.4%	0.0 p.p.

Notes:
- Convergent include Consumer, SOHO and SMEs clients.

Convergent customers (-4% y-o-y) net adds improved again (-33k in Q4 vs -43k in Q3, -56k in Q2), driven by the O2 tariffs launched in October and the new "Fusión with handset" portfolio launched in April. In a more rational market, these new offers contributed to reduction in quarterly churn to 1.4% (-0.3 p.p. y-o-y), its best performance since Q2 17 (excluding the lock-in quarter). Quarterly ARPU was €90.4 (+0.9% vs. Q3 21; -1.1% y-o-y), leaving H2 21 ARPU €1.4 higher than in H1 21. “Fusión Empresas" customers grew 9% y-o-y, and higher speed fibre customers grew 4% y-o-y.

Financial performance

TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December		% Chg		October - December		% Chg

	2021	2020	Reported	Organic	2021	2020	Reported	Organic

Revenues	12,417	12,401	0.1	0.1	3,207	3,192	0.5	0.5
Mobile handset revenues	399	264	51.3	51.3	146	83	75.3	75.3
Revenues ex-mobile handset revenues	12,017	12,137	(1.0)	(1.0)	3,061	3,109	(1.5)	(1.5)
Retail	9,699	9,906	(2.1)	(2.1)	2,479	2,531	(2.0)	(2.0)
Wholesale and Other	2,318	2,231	3.9	3.9	582	578	0.7	0.7
Operating income before D&A (OIBDA)	3,377	5,046	(33.1)	(5.3)	(158)	1,311	c.s.	(3.4)
OIBDA Margin	27.2%	40.7%	n.s.	(2.2 p.p.)	n.s.	41.1%	n.s.	(1.6 p.p.)
CapEx	1,815	1,408	28.9	3.9	449	384	17.1	12.7
Spectrum	352	—	n.s.	n.s.	17	—	n.s.	n.s.
OIBDA-CapEx	1,562	3,638	(57.1)	(8.9)	(607)	928	c.s.	(10.0)

Notes:
- OIBDA before management and brand fees.

Revenues improved y-o-y its pace of growth (+0.5%) in Q4 21 thanks to handset sales (+75.3% y-o-y; reflecting a higher impact from the Fusión with handset portfolio) which offset the performance of service revenues (-1.5% y-o-y), despite record-high IT revenues, due to the worse performance of Wholesale and Other revenues. Revenues in FY 21 grew +0.1% y-o-y (service revenues -1.0%; handset revenues +51.3%).
OIBDA in Q4 21 declined 3.4% y-o-y, having left behind the unfavourable y-o-y comparison in content costs in Q3 21 and despite the negative impact of higher energy costs in the quarter. Reported OIBDA includes the €1,382m provision associated with the aforementioned redundancy plan and another €44m provision for the transformation of channels.
In FY 21, OIBDA declined 5.3% y-o-y, reflecting the impact of higher energy costs for most of the year, the higher weight of lower margin revenues (IT and handsets) and the value erosion from the pandemic which was partially offset by the efficiencies generated in commercial, network (copper switch-off) and systems (robotisation and digitisation) costs.
The OIBDA margin in Q4 21 was 39.5% organic terms (38.7% in FY 21).
In organic terms, CapEx increased 3.9% y-o-y in FY 21, driven by the development of NGN networks (FTTH and 5G), while OIBDA-CapEx declined 8.9% y-o-y with the cash margin standing at 26.9% (-2.7 p.p. y-o-y), maintaining its leadership among European incumbents.

TELEFÓNICA DEUTSCHLAND
(y-o-y changes in organic terms)

18%	of total Telefónica FY 21 revenues	17%	of total Telefónica FY 21 OIBDA	15%	of total Telefónica FY 21 OIBDA-CapEx
Weights calculated with revenues, OIBDA underlying and CapEx (ex spectrum) with 50% of the VMO2 JV since June 2021

Operating performance
Telefónica Deutschland continued to drive strong commercial traction in Q4 21, on the back of ongoing core business momentum and high customer demand for the O2 Free portfolio. This commercial excellence was leveraged on network parity as reconfirmed by the ‘very good’ rating in the "Connect" magazine test and historic low levels of churn. As a result, T. Deutschland delivered sustained financial momentum throughout 2021, posting record full year revenues and OIBDA in the Company’s history.
T. Deutschland progressed with its 5G rollout, reaching 30% of the German population at the end of 2021. At the same time, the Company completed its 3G switch-off in 2021 and improved the energy efficiency ratio of its O2 network by 78% vs. 2015. Furthermore, T. Deutschland reduced its Scope 1 and 2 emissions by 97% compared to 2015 levels (market-based method). 2021 also saw a significant take-up in O2’s programme ‘reduce-repair-recycle’, with mobile phone recycling growing c.50% y-o-y.
In Q1 22, T. Deutschland continued to receive important third-party recognitions for its progress in sustainability (including Sustainalytics, EcoVadis and Bloomberg Gender Equality Index).

TELEFÓNICA DEUTSCHLAND
ACCESSES
Unaudited figures (Thousands)
	2020				2021

	March	June	September	December	March	June	September	December	% Chg

Retail Accesses	48,121.7	48,017.7	48,544.9	48,804.7	48,942.4	49,485.1	49,838.4	50,219.3	2.9
Fixed telephony accesses	2,149.1	2,163.4	2,170.9	2,180.2	2,173.0	2,171.5	2,172.8	2,179.6	(0.0)
Broadband	2,231.7	2,245.2	2,251.6	2,261.1	2,253.9	2,253.2	2,255.4	2,262.3	0.1
UBB	1,687.7	1,728.8	1,762.3	1,797.8	1,809.1	1,823.2	1,837.7	1,856.8	3.3
Mobile accesses	43,647.1	43,516.5	44,032.4	44,274.8	44,428.2	44,974.5	45,325.3	45,693.6	3.2
Prepay	19,689.4	19,323.0	19,530.7	19,283.3	19,174.7	19,265.5	19,161.2	18,973.0	(1.6)
Contract	22,727.2	22,885.3	23,146.3	23,581.3	23,801.4	24,175.3	24,590.3	25,107.8	6.5
IoT	1,230.4	1,308.2	1,355.4	1,410.1	1,452.1	1,533.7	1,573.8	1,612.8	14.4
Total Accesses	48,121.7	48,017.7	48,544.9	48,804.7	48,942.4	49,485.1	49,838.4	50,219.3	2.9
Notes:
- UBB accesses refers to VDSL accesses in Germany.

SELECTED OPERATIONAL DATA
Unaudited figures
	2020				2021

	March	June	September	December	March	June	September	December	% Chg

Mobile churn (quarterly)	2.0%	1.9%	1.6%	1.8%	1.6%	1.4%	1.7%	1.7%	(0.1 p.p.)
Contract	1.5%	1.4%	1.4%	1.3%	1.3%	1.0%	1.2%	1.2%	(0.1 p.p.)
Mobile churn (cumulative YTD)	2.0%	1.9%	1.8%	1.8%	1.6%	1.5%	1.6%	1.6%	(0.2 p.p.)
Contract	1.5%	1.5%	1.4%	1.4%	1.3%	1.2%	1.2%	1.2%	(0.2 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	9.8	9.7	9.9	9.9	9.7	9.9	10.0	10.0	1.1
Contract	13.7	13.5	13.6	13.6	13.2	13.4	13.5	13.5	(1.3)

Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period..

The contract mobile base posted strong growth with 518k net additions in Q4 21 (+22% q-o-q; FY 21: +1,526k, +46% y-o-y), driven by the sustained customer demand for the O2 Free portfolio and a solid contribution from partner brands. Own brand postpaid churn remained at historic lows of 1.0% in Q4 21, stable y-o-y.
O2 contract ARPU continued its growth trend in Q4 21, increasing 0.7% y-o-y (+0.2% y-o-y in FY 21) on a successful ‘ARPU-up’ strategy supported by ongoing data traffic growth fuelling customer demand for higher value tariffs.
Prepaid accesses declined -188k in Q4 21 (12M: -310k), reflecting the unchanged market trend of prepaid to postpaid migration and some seasonality.
Fixed broadband accesses grew for a second consecutive quarter, posting +7k net additions (FY 21: +1k) in a market focused on high-speed fixed connectivity. In addition, fixed-mobile substitution (FMS) products remained popular.

Financial performance

TELEFÓNICA DEUTSCHLAND
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December		% Chg				October - December		% Chg

	2021	2020		Reported		Organic	2021	2020		Reported		Organic

Revenues	7,765	7,532		3.1		3.1	2,055	2,023		1.6		1.6
Mobile Business	6,942	6,730		3.2		3.2	1,840	1,810		1.6		1.6
Handset revenues	1,450	1,423		1.9		1.9	446	451		(1.1)		(1.1)
Fixed Business	814	785		3.6		3.6	211	202		4.4		4.4
Operating income before D&A (OIBDA)	2,424	2,309		5.0		4.0	629	637		(1.2)		(2.2)
OIBDA Margin	31.2%	30.7%	0.6	p.p.	0.3	p.p.	30.6%	31.5%	(0.8	p.p.)	(1.2	p.p.)
CapEx	1,284	1,094		17.3		17.3	474	368		28.7		28.7
Spectrum	—	—		—		—	—	—		—		—
OIBDA-CapEx	1,140	1,214		(6.1)		(7.5)	155	268		(42.1)		(42.9)

Note:
- OIBDA before management and brand fees.

Revenue grew +1.6% y-o-y in Q4 21 (+3.1% y-o-y in FY 21), impacted by the MTR cut (effective 1 July), lower roaming contribution, and a slight slowdown in the handset business due to handset release cycles (Q4 21 -1.1% y-o-y, FY 21 +1.9% y-o-y). These impacts were more than offset by continued expansion of fixed and mobile business revenues as a result of the success of the O2 brand.
OIBDA declined -2.2% y-o-y in Q4 21, mainly as a result of some COVID-19 related phasing of marketing spend into H2 21 and technology transformation, including 3G switch-off in combination with ongoing top-line growth and efficiency gains. In FY 21, OIBDA grew +4.0% y-o-y and OIBDA margin expanded +0.3 p.p. y-o-y to 31.2%.
CapEx was up +17.3% y-o-y in FY 21, with a CapEx/Sales ratio of 16.5%. T. Deutschland has continued to execute its investment programme to drive profitable future growth by boosting rural coverage and accelerating network capacity in urban areas according to plan. The Company’s 3-year investment programme passed its CapEx peak in FY 21.
As a result of the phasing of the investment for growth programme, OIBDA-CapEx declined -7.5% y-o-y in FY 21 and OIBDA-CapEx/Revenues reached 14.7%, down -1.7 p.p. y-o-y.

Virgin Media - O2 UK
(y-o-y changes in organic terms)

15%	of total Telefónica FY 21 revenues	15%	of total Telefónica FY 21 OIBDA	12%	of total Telefónica FY 21 OIBDA-CapEx
Weights calculated with revenues, OIBDA underlying and CapEx (ex spectrum) with 50% of the VMO2 JV since June 2021

Operating performance
Virgin Media-O2 (VMO2) completed its gigabit rollout on schedule across its 15.6m footprint during Q4 21, delivering gigabit speeds to over half of all UK premises and making VMO2 the biggest contributor to reaching the Government’s broadband target. FTTP upgrade pilots are progressing well, paving the way for the planned deployment of full fibre across the entire fixed network commencing later this year, with completion in 2028.
As part of VMO2’s ambition to roll out full fibre further and faster across the UK, the Company’s shareholders have initiated discussions with a number of potential financial partners regarding the creation of a network build joint venture. The focus of the entity will be on building a full fibre network of up to 7m premises in new greenfield areas by the end of 2027.
In 2021, the Company delivered 5G to over 2,000 sites across the UK, spanning more than 300 towns and cities, and remains on-track for 50% population coverage of 5G services by 2023. In line with its position as consumer champion and differentiating itself in the market, VMO2 confirmed that it would not re-introduce intra-European roaming charges for its customers.
In keeping with its commitment to ESG, VMO2 continues to reduce its emissions (-25% Scopes 1 and 2 in 2021) while the Company sources 100% of electricity used in its own operations from renewables. VMO2 prioritises digital inclusion, launching a new partnership with The Big Issue to offer free data, calls and texts to vendors, further powering the UK’s first ever National Databank, first launched by O2 in 2021.

VMO2 PROFORMA ACCESSES
Unaudited figures (Thousands)
	2020				2021

	March	June	September	December	March	June	September	December	% Chg

Retail Accesses (1)	43,066.0	42,480.3	43,430.1	44,067.7	44,292.8	44,990.9	45,549.5	46,021.1	4.4
Broadband	5,308.1	5,347.4	5,394.5	5,449.5	5,487.9	5,523.6	5,566.0	5,626.7	3.3
UBB	5,279.2	5,318.4	5,365.4	5,420.3	5,458.6	5,494.1	5,536.4	5,596.8	3.3
Mobile accesses	29,241.3	28,672.0	29,701.2	30,336.6	30,617.7	31,358.0	31,864.6	32,276.8	6.4
Prepay	8,433.0	7,772.8	8,335.9	8,251.8	8,199.1	8,362.5	8,284.0	8,119.1	(1.6)
Contract	15,253.0	15,323.4	15,431.4	15,594.2	15,636.3	15,701.2	15,809.3	15,938.1	2.2
IoT	5,555.3	5,575.8	5,934.0	6,490.6	6,782.3	7,294.3	7,771.3	8,219.7	26.6
Wholesale Accesses	8,774.2	8,694.3	9,018.3	9,210.9	9,350.5	9,594.4	9,773.7	9,966.6	8.2
Total Accesses (1)	51,840.2	51,174.6	52,448.4	53,278.6	53,643.3	54,585.4	55,323.2	55,987.8	5.1
Notes:
(1) Includes fixed telephony and Pay TV accesses.

VMO2 PROFORMA SELECTED OPERATIONAL DATA
Unaudited figures (Thousands)
	2020				2021

	March	June	September	December	March	June	September	December	% Chg

UBB Premises passed	14,981.5	15,072.6	15,191.7	15,310.8	15,386.6	15,476.4	15,546.3	15,649.9	2.2
In Q4 21, contract mobile accesses grew by 129k (vs +108k in Q3 21; +344k in FY 21), as trading returned to more normalised levels as COVID-related restrictions eased. O2 mobile contract churn was stable y-o-y and market-leading at 0.9%.

IoT net additions totalled +448k in Q4 21 (+1,729k in FY 21) on the back of the SMIP programme.
Fixed broadband accesses grew +60k in Q4 21 (vs +42k in Q3 21; +177k in FY 21), driven by continued demand for faster broadband speeds, with an average speed of 214Mbps across our broadband base at the end of 2021, more than 4x faster than the national average. Fixed ARPU declined -3.0% y-o-y in Q4 21, as a result of a change in customer mix, some trading-related promotional activity, and the impact of regulated annual best tariff notifications.

VMO2 PROFORMA CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December		% Chg		October - December		% Chg

	2021	2020	Reported	Organic	2021	2020	Reported	Organic

Revenues	12,046	11,781	2.3	(1.2)	3,196	3,028	5.5	(0.7)
Mobile revenues	6,762	6,698	1.0	(2.4)	1,862	1,738	7.1	0.8
Handset revenues	1,895	1,823	4.0	0.6	620	548	13.1	7.0
Fixed Business	4,754	4,603	3.3	(0.3)	1,194	1,166	2.4	(3.6)
Consumer Fixed	4,012	3,860	3.9	0.4	1,010	955	5.8	(0.5)
Subscription	3,921	3,793	3.4	(0.2)	987	935	5.5	(0.7)
Other	91	67	35.3	30.9	23	20	16.6	9.8
B2B Fixed	742	742	—	(3.8)	184	212	(13.0)	(17.7)
Other	529	479	10.4	6.7	141	124	12.9	6.1
Operating income before D&A (OIBDA)	4,178	4,074	2.6	2.0	1,037	1,018	1.8	(1.1)
OIBDA Margin	34.7%	34.6%	0.1 p.p.	1.1 p.p.	32.4%	33.6%	(1.2 p.p.)	(0.1 p.p.)
CapEx	2,908	2,093	39.0	11.3	726	614	18.3	20.1
Spectrum	521	94	n.s.	n.s.	2	94	n.s.	n.s.
OIBDA-CapEx	1,270	1,981	(35.9)	(7.2)	311	405	(23.2)	(23.1)

Notes:
- Organic OIBDA and OIBDA margin y-o-y calculated in line with Telefonica criteria.
- Includes VMO2 proforma data which give effect to the combination of Virgin Media UK and O2 UK as if it had occurred on 1st January 2020 and pushes back purchase price accounting, policy alignment and transaction adjustments to this date.

Financial performance
Revenues declined -0.7% y-o-y in Q4 21 (FY 21 -1.2% y-o-y), with continued growth in mobile revenue (+0.8% y-o-y; FY 21 -2.4% y-o-y) driven by strengthened handset revenues from increased upgrade activity following flagship handset launches. This was partially offset by lower service revenue due to the continued impact of the change in the distribution channel mix. Fixed revenue declined -3.6% y-o-y in Q4 21 (FY 21 -0.3%) as consumer base expansion was offset by lower B2B revenue as a result of a high level of installation revenue for high-capacity data services within wholesale in Q4 20.
OIBDA declined -1.1% y-o-y in Q4 21 (FY 21 +2.0% y-o-y), owing to operating cost normalisation as COVID-19 restrictions eased, as well as increased investment in future growth drivers of digitalisation, product development and increased sales and marketing expenses through the peak Q4 21 trading period. OIBDA margin declined -0.1 p.p. y-o-y in Q4 21 to a more normalised 32.4% level (FY 21 34.7%), reflecting the change in revenue mix, coupled with investment in commercial performance and future growth.
CapEx increased +11.3% y-o-y in FY 21 as the Company continued to invest in its fixed and mobile infrastructure. As a result, in FY 21, OIBDA-CapEx declined -7.2% y-o-y with OIBDA-CapEx/Revenues down 1 p.p y-o-y to 10.5%. VMO2 made a cash distribution of £322m to shareholders during Q4 21.
In 2022, VMO2 expects to deliver mid-single-digit growth in pro forma transaction adjusted EBITDA (before CTC), supported by improved top-line growth and the delivery of synergies which will ramp through the year. Expect OpEx and CapEx CTC of over £300m, and P&E additions of around £2.1bn as the Company accelerates network investments. The cash distribution to shareholders is anticipated to be £1.6bn, including cash from recapitalisations to maintain leverage at the upper-end of the 4-5x range.

TELEFÓNICA BRASIL
(y-o-y changes in organic terms)

16%	of total Telefónica FY 21 revenues	21%	of total Telefónica FY 21 OIBDA	20%	of total Telefónica FY 21 OIBDA-CapEx
Weights calculated with revenues, OIBDA underlying and CapEx (ex spectrum) with 50% of the VMO2 JV since June 2021

Operating performance
Telefónica Brasil generated once again y-o-y revenue growth in Q4 21 (+2.8% y-o-y, growing in both fixed and mobile businesses), as well as OIBDA growth (+1.7% y-o-y) thanks to the success of differentiated offers in mobile, fibre and digital services, and synergies captured within the business. This was achieved despite the country's high inflation rate (10.1% in FY 21), which was mitigated by accelerated digitisation and continuous process optimisation. In addition, customer satisfaction remained at record levels (NPS of 23%), widening the gap vs. the company's closest competitor.
Since 2018, T. Brasil has derived 100% of its electricity from renewable sources. During Q4 21, T. Brasil inaugurated its first biogas facility and launched the “EcoSmart” seal. The latter demonstrates to B2B customers the environmental benefits of P&S, while the Eco Rating scheme allows B2C customers to review the environmental impact of smartphones. Furthermore, Telefónica Brasil opened 300 exclusive vacancies for professionals with disabilities, in addition to expanding accessibility in its stores via an app for people with visual impairments to browse products. Finally, Vivo was ranked as the top telco in Latam within the Dow Jones Sustainability Index (DJSI). In Q1 22, Vivo was included in the Bloomberg Gender-Equality Index and the new Great Place to Work B3 Index.

ACCESSES
Unaudited figures (Thousands)
	2020				2021

	March	June	September	December	March	June	September	December	% Chg

Final Clients Accesses	93,173.2	92,103.6	93,811.5	95,145.0	95,900.8	96,813.8	97,516.6	98,853.2	3.9
Fixed telephony accesses	10,309.0	9,779.4	9,347.8	8,994.8	8,625.9	8,328.1	7,802.4	7,506.5	(16.5)
Broadband	6,772.6	6,587.0	6,430.4	6,315.0	6,318.2	6,283.8	6,264.9	6,262.0	(0.8)
UBB	5,026.7	5,033.1	5,054.8	5,084.2	5,220.1	5,313.0	5,430.1	5,535.3	8.9
FTTH	2,652.3	2,862.6	3,129.7	3,377.7	3,745.8	4,046.3	4,356.0	4,608.7	36.4
Mobile accesses	74,740.7	74,399.3	76,709.4	78,523.7	79,673.3	80,956.5	82,244.6	83,912.3	6.9
Prepay	31,023.8	31,291.2	32,757.1	33,662.5	33,668.8	33,871.7	34,163.4	34,287.3	1.9
Contract	33,310.3	33,246.8	33,689.5	34,418.2	35,321.4	35,911.4	36,608.6	37,166.7	8.0
IoT	10,406.6	9,861.3	10,262.8	10,443.0	10,683.2	11,173.4	11,472.6	12,458.3	19.3
Pay TV	1,282.9	1,270.3	1,257.8	1,247.7	1,223.5	1,186.2	1,146.6	1,114.8	(10.6)
IPTV	753.3	805.3	854.5	890.8	913.9	918.6	917.8	916.8	2.9
Total Accesses	93,173.3	92,116.9	93,824.5	95,157.9	95,901.9	96,814.9	97,517.6	98,854.2	3.9

OWN UBB COVERAGE
Unaudited figures (Thousands)
	2020				2021

	March	June	September	December	March	June	September	December	% Chg

UBB Premises passed	21,677.8	22,626.8	23,927.6	24,514.0	25,057.9	25,609.7	26,371.7	27,485.7	12.1
FTTH	11,689.7	13,086.4	14,588.5	15,696.9	16,291.1	17,309.5	18,316.5	19,587.6	24.8
Up-Take FTTH	23%	22%	21%	22%	23%	23%	24%	24%	2.0 p.p.

SELECTED OPERATIONAL DATA
Unaudited figures
	2020				2021

	March	June	September	December	March	June	September	December	% Chg

Mobile churn (quarterly)	3.1%	3.4%	3.1%	2.9%	2.9%	2.9%	2.8%	2.8%	(0.2 p.p.)
Contract	1.5%	1.5%	1.2%	1.1%	1.1%	1.3%	1.2%	1.3%	0.2 p.p.
Mobile churn (cumulative YTD)	3.1%	3.2%	3.2%	3.1%	2.9%	2.9%	2.9%	2.8%	(0.3 p.p.)
Contract	1.5%	1.5%	1.4%	1.3%	1.1%	1.2%	1.2%	1.2%	(0.1 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	5.7	5.1	4.9	4.7	4.0	4.0	4.1	4.2	(3.9)
Contract	10.2	9.2	8.7	8.4	7.2	7.2	7.4	7.4	(3.8)

Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period.

Vivo further reinforced its digital services ecosystem, leveraging the market opportunity stemming from low penetration of such services and optimising cross selling from different services. In B2C, the financial services provided by Vivo Money and Vivo Pay continued to gain traction, while in health, the VidaV app was launched with Teladoc. In education, the company continues to work on the upcoming launch of a new digital platform together with its partner Anima.
In mobile, we continued to post a solid y-o-y growth in contract accesses (+8%) thanks to the company’s superior connectivity. Contract net additions rose by 0.6m (+2.7m in FY 21) with churn at low levels (1.3% in Q4 21, 1.2% in FY 21). In prepaid, despite the competitive landscape, accesses grow 2% y-o-y, with a positive trend in all quarters of 2021.
In fixed, the company continued to progress towards its ambitious target of 29m premises passed with FTTH by 2024, supported by its three different deployment models: organic growth based on CapEx from Vivo itself, through FiBrasil, and from deals with third parties (i.e. American Tower). Vivo passed 1.3m new premisses in Q4 21, reaching 19.6m. FTTH up-take rose 2 p.p. y-o-y to 24%, despite accelerated deployment over the last 12 months.

Financial performance

TELEFÓNICA BRASIL
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December		% Chg		October - December		% Chg

	2021	2020	Reported	Organic	2021	2020	Reported	Organic

Revenues	6,910	7,422	(6.9)	2.1	1,802	1,748	3.1	2.8
Mobile Business	4,610	4,891	(5.7)	3.4	1,230	1,186	3.7	3.7
Handset revenues	415	426	(2.5)	6.9	138	130	6.2	8.8
Fixed Business	2,300	2,531	(9.1)	(0.3)	572	562	1.9	0.8
Operating income before D&A (OIBDA)	3,138	3,188	(1.6)	1.8	812	802	1.2	1.7
OIBDA Margin	45.4%	42.9%	2.5 p.p.	(0.1 p.p.)	45.1%	45.9%	(0.8 p.p.)	(0.5 p.p.)
CapEx	2,069	1,372	50.8	11.5	1,067	420	154.1	(3.7)
Spectrum & obligations	706	32	n.s.	n.s.	700	32	n.s.	n.s.
OIBDA-CapEx	1,069	1,815	(41.1)	(5.3)	(255)	382	c.s.	6.6

Notes:
- OIBDA before management and brand fees.
- Q3 21 OIBDA was positively impacted by capital gains related with the sale of 50% of FiBrasil (+€90m) in July 2021.

Revenues rose 2.8% in Q4 21 y-o-y (+2.1% in FY 21) supported by service revenue (+2.3%; +1.8% in FY 21) and handsets (+8.8%; +6.9% in FY 21). Mobile revenues (+3.7%) were boosted by contract revenues (+5.3%) thanks to growth in accesses and to the “more for more” strategy. The positive trend in the fixed business (+0.8%) was supported by growing FTTH revenues (+31.2%) and the increasing popularity of digital services.
OIBDA rose 1.7% in Q4 21 (+1.8% in FY 21).
CapEx was up 11.5% y-o-y in FY 21, mainly due to investments in mobile network coverage (LTE population coverage reached 97%, +3 p.p. y-o-y) and FTTH deployment (83 new cities covered in 2021).

TELEFÓNICA INFRA
Telefónica Infra, T. Group’s infrastructure portfolio manager, has continued to focus on pursuing value creation opportunities during 2021, in line with the Group’s strategy of crystallising the value of its infrastructure assets and capabilities, improving the competitive position of Telefónica’s operating business units by accelerating their FTTH rollout, while capturing future value upside from its infrastructure assets and co-investments.
In 2021, T. Infra focused on enlarging its portfolio by investing in the independent optical fibre wholesale vehicle FiBrasil in Q1 and by reaching an agreement to acquire a stake in the data centre service company Nabiax in Q2. In parallel, throughout 2021, T. Infra continued to develop its portfolio of neutral FTTH wholesale vehicles, increasing their footprint and premises passed, while enhancing Telxius' cable assets.
Additionally, on 1 February 2022, Telefónica, together with Pontegadea, announced the acquisition of KKR’s stake in Telxius for an estimated amount of €215.7m, reinforcing the investment on a relevant asset with growth prospects at attractive terms. After the closing, which is subject to regulatory and competition approvals, T. Infra will increase its holding in Telxius to 70% (from 50.01%) and Pontegadea to 30% (from 9.99%).
In Brazil, FiBrasil (owned 50% by CDPQ and 25% by T. Infra and 25% by T. Brasil), is fully operational and focused on network deployment in selected mid-sized cities. FiBrasil was established in July through a carve out of 1.6m brownfield premises passed and the acquisition of Fiberty 1 (the fibre company formerly known as Phoenix Fiber do Brasil) in August. This transaction contributed 170k premises passed in 11 cities in the Brazilian states of Goias, Minas Gerais and Espirito Santo, with 310k additional premises passed under development, expected to be operational in 18 cities by Q1 22. Additionally, FiBrasil’s deployment target increased to over 6m premises passed within four years. The company has reached 2.0m premisses passed in FY 21 and has raised BRL 550m in debentures to accelerate its rollout.
In Germany, Unsere Grüne Glasfaser (UGG) (owned 50% by Allianz, 40% by T. Infra, and 10% by T. Deutschland), started to deploy its FTTH network in rural and semi-rural areas in Germany, aiming to pass more than 2m premises over the next six years. During 2021, UGG launched operations in six federal states (“Länders”) and, during Q4, UGG significantly accelerated the number of MoUs signed with municipalities, surpassing 170k premises by year-end, a c.70% increase vs. 9M 21. The company has already connected retail customers in several municipalities and reached agreements with two regional ISPs to further increase its commercial reach. UGG secured liquidity to meet its needs over the first three years of operation by raising €1.65bn of financing.
Nabiax, the data centre company to be owned 80% by Asterion Industrial Partners and 20% by T. Infra, once the second tranche of the on-going transaction is completed in 2022, will manage 14 data centres with a total of 39 MW deployed capacity. Nabiax secured €320m of sustainable “project finance” funding in 2021, with a price linked to three ESG indicators, two environmental (carbon emissions and water treatment) and one social (gender equality).
For Telxius, 2021 has been a critical year in implementing the replacement of the flagship cable SAm-1 with the deployment of Mistral in the Pacific and by adding Tannat and Junior in the Atlantic. These cables, together with the already deployed Brusa, are supporting the full replacement of SAm-1, with only the Guatemala-U.S. section outstanding. In addition, increased demand from Hyperscalers for new projects and partnerships, the successful Transatlantic Route, with Marea and Dunant, and the development of the Derio Communication Hub (located near Bilbao, Spain), are rebalancing Telxius Cable profile, with third party revenues of 65% in 2021.
During Q4 21, Telxius Cable reinforced its connectivity alternatives from its Derio Communications Hub, with a new backhaul route from Irun to Paris. This new route directly connects the transatlantic submarine cables Marea and Dunant, and, together with the Telxius backhaul connection from Madrid to Derio, provides an alternative to the traditional outbound route from Spain to the rest of Europe.
Telxius’ network was the first to have a 400Gb/s Ethernet interface available on both the Transatlantic and the Latam-U.S. routes, including Marea, Dunant, Brusa, Junior, Tannat, and Mistral subsea cables. The increased adoption of cloud-based services and data-intensive applications, along with innovations in 5G, AI, and machine learning, are rapidly driving the need for faster speeds and higher-capacity bandwidth.
On the commercial front, GÉANT, the leading research and educational pan-European data network for the scientific community, will benefit from Telxius’ connectivity services in Europe which will improve communication across the Iberian Peninsula while connecting Europe’s National Research and Education Networks (NRENs).
Lastly, Telxius' traffic increased 12% y-o-y in Q4 21, from a high base in 2020 as a result of COVID-19's impact.

TELEFÓNICA TECH
(y-o-y changes)

T. Tech, our fast-growing technology company, continued to deliver superior revenue growth throughout 2021 and is playing a key role in economic recovery, leveraging its strong capabilities to help customers digitally transform.

Financial Performance5
Strong revenue growth continued to accelerate, with revenue up +50.3% y-o-y in Q4 21 to €346M (+33.6% y-o-y in FY 21; €944M). This growth was mostly organic and further enhanced by the integration of operations along 2021, Telefónica Tech UK&I (formerly Cancom UK&I) in Aug-21 and other minor one (Altostratus in Jul-21. As a result, T. Tech achieved an annualised revenue base of more than €1bn.
T. Tech is already benefiting from the economic recovery and digitisation projects post COVID-19, demonstrated by the improved revenue performance in H2 21. Current commercial trend signal a strong performance in 2022.
T. Cybersecurity & Cloud Tech revenue growth accelerated in Q4 21, with Europe as the main growth driver. Higher value services, such as "professional, platform and managed services" continued to grow at a double-digit rate.
T. IoT and Big Data Tech revenues, which were considerably impacted by COVID-19, significantly improved in the year with growth in IoT connectivity, which contributes the most, accelerating to +35% y-o-y in Q4 21 (+24% y-o-y in Q3; +19% y-o-y in 2021).
Operating performance
T. Cybersecurity & Cloud Tech strengthened its competitive position in 2021 with Q4 21 highlights as follows:
•Boosted value proposition for SMEs and SOHOs by revamping “Fusion Digital” offer in Spain, which is also facilitating customer access to European Recovery Funds; and launching new cyber and cloud bundles in Hispam, such as “Tu Empresa Digital” and “Workplace”. The Hybrid Cloud portfolio was also enhanced by an agreement with Microsoft targeting Public Administrations, new functionalities in our Virtual Data Center and an agreement with CyberArk.
•Constant innovation for our customers: first cybersecurity living lab for yachting with the Consorcio Valencia 2007 and pilot to securitise the connected car for the City Council of Málaga.
• T. Tech was recognised as “Outstanding in Hybrid VMware Deployment” in the Kuppingercole IaaS market benchmark (Oct-21), and was awarded “Best Enterprise Cloud Solution” in The European IT & Software Excellence Awards (Oct-21). It has also been recognised in the cybersecurity space by Palo Alto as “Best EMEA Service Provider”.
The T. IoT & Big Data Tech offering is a unique value proposition named 'AI of Things' covering the end-to-end value chain, from sensors and communications to platforms and data, and includes best-in-class professional services and partners. In Q4 21, we acquired Geprom to reinforce our Industry 4.0 capabilities. Other Q4 21 highlights are:
•T. Tech will deploy 130k smart meters for Canal de Isabel II using NB-IoT connectivity (together with Contazara). This initiative will contribute to reductions in water leakage operating and maintenance costs, as well as improve customer satisfaction.
•T. Tech will digitise 200k telecommunications infrastructures by integrating our managed blockchain platform (TrustOS) with Atrebo’s platform to add traceability to tower operations.
•T. Tech’s AI of Things has been recognised as one of the top 3 global IoT market leaders by Transforma Insights (Oct-21) and as a Leader by GlobalData in its “Global Industrial IoT Services” report (Nov-21).
From Dec-21, T. Tech started providing IoT connectivity services directly to customers in Spain. This reinforces our positioning in the IoT connectivity landscape, offering customers more flexibility and access to the best IoT solutions for their operations.
5 “Telefónica Tech” revenue perimeter in 2021, for comparative purpose 2020 revenue refers to a proforma perimeter transferred from Telefonica carve-out process

TELEFÓNICA HISPAM
(y-o-y changes in organic terms)

20%	of total Telefónica FY 21 revenues	13%	of total Telefónica FY 21 OIBDA	13%	of total Telefónica FY 21 OIBDA-CapEx
Weights calculated with revenues, OIBDA underlying and CapEx (ex spectrum) with 50% of the VMO2 JV since June 2021

Operating performance
Telefónica Hispam, in Q4 21, continued to generate y-o-y growth in commercials, mainly in high-value accesses (FTTH +25%, contract +8%) and in key financial indicators (+6.0% in revenues, +4.0% in OIBDA).
The company remained focused on maximising cash flow and reducing exposure to the region. As a result, CapEx/Revenues stood at 10% in FY 21, which, together with the increase in service revenues and the synergies captured through the new operating model, resulted in OIBDA-CapEx growth in FY 21 (+2.0%), despite the difficult competitive and economic environment in the region and the higher commercial expenses incurred in capturing high-value customers.
Telefónica and the Inter-American Development Bank (IDB) strengthened their institutional alliance to promote inclusive digital transformation in Latam and the Caribbean, with the launch of CIV-LAC, a regional corporate entrepreneurial platform which will scale up around 600 startups with large and medium-sized companies from Spain and Latam.

TELEFÓNICA HISPAM
ACCESSES
Unaudited figures (Thousands)
	2020				2021

	March	June	September	December	March	June	September	December	% Chg

Retail Accesses	108,739.0	105,534.3	106,040.8	108,488.6	109,152.9	109,498.6	109,061.1	110,395.5	1.8
Fixed telephony accesses	8,461.8	8,260.7	7,982.7	7,835.0	7,668.1	7,489.2	7,237.3	7,034.1	(10.2)
Broadband	5,428.5	5,398.6	5,407.1	5,447.3	5,555.0	5,654.8	5,700.5	5,756.9	5.7
UBB	3,298.3	3,386.0	3,550.9	3,695.0	3,894.3	4,108.5	4,280.0	4,432.2	20.0
FTTH	2,916.2	3,034.6	3,239.3	3,417.6	3,642.4	3,886.5	4,086.9	4,259.0	24.6
Mobile accesses	91,759.4	88,837.3	89,650.6	92,204.5	92,924.7	93,400.5	93,173.0	94,612.6	2.6
Prepay	66,156.9	63,737.5	64,201.0	66,206.7	66,145.0	65,926.8	65,143.7	66,075.3	(0.2)
Contract	21,909.8	21,348.6	21,603.3	22,000.2	22,611.4	23,099.6	23,494.7	23,799.6	8.2
IoT	3,692.6	3,751.1	3,846.3	3,997.6	4,168.3	4,374.2	4,534.6	4,737.6	18.5
Pay TV	2,943.2	2,889.7	2,853.5	2,856.8	2,864.1	2,872.5	2,869.0	2,905.3	1.7
IPTV	385.8	424.1	501.3	577.7	646.4	724.9	811.2	913.2	58.1

Total Accesses	108,760.1	105,554.3	106,061.1	108,509.1	109,173.2	109,518.8	109,080.7	110,414.7	1.8
Notes:
- FTTH Includes Peru's cable accesses.

SELECTED OPERATIONAL DATA
Unaudited figures (Thousands)
	2020				2021

	March	June	September	December	March	June	September	December	% Chg

UBB Premises passed	11,727.5	11,972.1	11,839.7	12,064.5	12,521.5	13,119.1	13,832.4	14,464.7	19.9
FTTH	8,989.1	9,233.8	9,595.7	9,923.4	10,389.7	10,988.0	11,704.6	12,341.1	24.3
Up-take FTTH	32%	33%	34%	34%	35%	35%	35%	35%	0.1 p.p.

Note:
- FTTH includes Peru's cable premises passed.

SELECTED OPERATIONAL DATA
Unaudited figures
	2020				2021

	March	June	September	December	March	June	September	December	% Chg

Mobile churn (quarterly)	3.4%	3.2%	3.0%	2.5%	3.0%	3.0%	3.5%	3.0%	0.5 p.p.
Contract	2.7%	2.0%	2.5%	2.2%	2.0%	2.2%	2.3%	2.3%	(0.2 p.p.)
Mobile churn (cumulative YTD)	3.4%	3.3%	3.2%	3.0%	3.0%	3.0%	3.2%	3.1%	(0.0 p.p.)
Contract	2.7%	2.3%	2.4%	2.3%	2.0%	2.1%	2.2%	2.2%	(0.2 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	3.9	3.6	3.5	3.4	3.2	3.2	3.3	3.3	(1.3)
Contract	10.9	10.5	10.0	9.6	9.1	9.0	9.0	9.1	(4.0)
Note:
- ARPU: monthly average revenue divided by the monthly average accesses of the period.

In mobile, positive momentum in contract accesses continued (+8% y-o-y), with net additions in Q4 21 recorded in all countries (except Venezuela), showing a clear improvement in FY 21 (+1.8m net additions vs. -0.2m in FY 20).
In the fixed business, worth highlighting the completion of the Colombia InfraCo transaction, which enabled the Group to crystallise the value of its fibre assets, while accelerating its rollout to reach 4.3m premisses passed in three years. In Argentina, new agreements were reached with local partners to deploy fibre in the city and province of Buenos Aires.
The region now benefits from 14.5 m premises passed with FTTH and cable (+2.4m passed in FY 21 vs. +1.2m in FY 20), and 4.3m connected (+841k in FY 21). The business performance in Chile is particularly noteworthy, where 1.2m FTTH premises have already been connected (+49% y-o-y), restoring the company's leadership in the broadband segment after five years.

Financial performance

TELEFÓNICA HISPAM
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December		% Chg		October - December		% Chg

	2021	2020	Reported	Organic	2021	2020	Reported	Organic

Revenues	8,362	7,922	5.5	5.1	2,293	1,934	18.5	6.0
Mobile Business	5,444	5,070	7.4	5.4	1,490	1,271	17.3	3.4
Handset revenues	1,398	1,111	25.8	18.8	391	327	19.6	5.3
Fixed Business	2,907	2,836	2.5	5.1	803	660	21.8	11.8
Operating income before D&A (OIBDA)	1,718	990	73.5	3.4	77	471	(83.6)	4.0
OIBDA Margin	20.5%	12.5%	8.0 p.p.	(0.4 p.p.)	3.4%	24.4%	(21.0 p.p.)	(0.5 p.p.)
CapEx	978	833	17.4	5.2	324	220	47.4	24.5
Spectrum	131	—	n.s.	n.s.	(2)	—	c.s.	c.s.
OIBDA-CapEx	740	157	n.s.	2.0	(246)	251	c.s.	(13.4)

Notes:
- OIBDA before management and brand fees.
- Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, both operations are adjusted by inflation and are to be accounted at the closing exchange rate.
- The results from Central America are consolidated in Telefónica Group's "Other companies & eliminations".
- Q3 21 OIBDA was positively impacted by capital gains related with the sale of 60% of InfraCo Chile (+€409m) in July 2021.
- Q4 21 OIBDA includes impairment allocated to T. Peru of -€393m.

Revenues continued to grow y-o-y (+6.0% in Q4 21; +5.1% in FY 21), reflecting the ongoing improvement in service revenues (+6.2%; fifth consecutive quarter of y-o-y improvement; +2.9% in FY 21) and handset sales (+5.3%; +18.8% in FY 21). Despite competitive pressure, Chile and Peru continued to generate double digit service revenue growth, supported by robust contract and FTTH revenues.
OIBDA increased +4.0% (+3.4% in FY 21). Reported OIBDA was impacted by capital gains related to the sale of 60% of InfraCo Chile (€409m in FY 21), restructuring expenses booked mainly in Argentina and Peru (€50m in Q4 and €174m in FY 21) and impairment charges allocated to Peru (-€393m in Q4 21). The OIBDA margin remained broadly stable in both Q4 21 and FY 21 (-0.5 p.p. in Q4 21 to 3.4%; 20.5% in FY 21, -0.4 p.p. y-o-y).

TELEFÓNICA HISPAM
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)	January - December		% Chg		October - December		% Chg

	2021	2020	Reported	Organic	2021	2020	Reported	Organic

Revenues	8,362	7,922	5.5	5.1	2,293	1,934	18.5	6.0
Telefónica Argentina	2,056	1,738	18.2	—	635	356	78.4	—
Telefónica Chile	1,769	1,585	11.6	10.2	459	430	6.8	9.5
Telefónica Perú	1,533	1,645	(6.8)	7.4	399	385	3.6	11.0
Telefónica Colombia	1,312	1,249	5.0	10.7	348	319	8.9	11.2
Telefónica México	1,010	1,033	(2.2)	(3.8)	271	276	(1.8)	(4.8)
Others & eliminations	683	672	1.7	4.1	182	168	7.9	5.5

Handset revenues	1,398	1,111	25.8	18.8	391	327	19.6	5.3
Telefónica Argentina	330	215	53.7	—	105	52	102.5	—
Telefónica Chile	362	304	19.1	18.4	90	93	(3.7)	0.2
Telefónica Perú	210	167	25.6	44.8	52	53	(0.8)	9.0
Telefónica Colombia	164	111	47.5	55.5	51	34	47.6	51.9
Telefónica México	266	264	0.6	(1.0)	73	82	(11.4)	(14.1)
Others & eliminations	66	49	32.8	39.6	20	12	65.0	62.7

OIBDA	1,718	990	73.5	3.4	77	471	(83.6)	4.0
Telefónica Argentina	229	355	(35.5)	—	69	59	16.8	—
Telefónica Chile	920	508	81.0	5.4	130	138	(5.3)	6.4
Telefónica Perú	252	298	(15.6)	3.3	80	61	30.9	36.4
Telefónica Colombia	413	438	(5.8)	0.7	102	133	(23.6)	(21.4)
Telefónica México	82	85	(4.0)	2.2	29	22	27.7	34.3
Others & eliminations	(176)	(694)	(74.6)	11.3	(332)	58	c.s.	9.0

Notes:
- OIBDA before management and brand fees.
- Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, both operations are adjusted by inflation and are to be accounted at the closing exchange rate.
- The results from Central America are consolidated in Telefónica Group's "Other companies & eliminations".
- Q3 21 OIBDA was positively impacted by capital gains related with the sale of 60% of InfraCo Chile (+€409m) in July 2021.
- Q4 21 OIBDA includes impairment allocated to T.Peru of -€393m in "Others and eliminations".

•Chile: In December, the company announced its 5G network launch, with national 5G presence planned in all 16 regions by March 22. Positive business dynamics and operating synergies resulted in simultaneous y-o-y revenue and OIBDA growth in Q4 21 (+9.5% and +6.4%, respectively). During the quarter, the company connected Chile’s southernmost city of Porvenir (Magallanes region) to the "Fibra Optica Austral" (FOA) fibre backbone.
•Peru: Despite the economic slowdown in Q4 21 and the difficult competitive environment, high-value accesses continued to grow. Together with tariff updates, this lead to revenue growth of +11.0% y-o-y in Q4 21. OIBDA grew +36.4% y-o-y in Q4 21. As of Dec-21, the number of rural areas connected with 4G internet through the "Internet for All" ("Internet para Todos") project totalled 13,485, up 238% over two years, bringing high-speed mobile internet access to more than 2.4m people. Meanwhile, the ‘Women in Network' project, which promotes women’s involvement in technical work within the telecoms industry to bridge the gender gap in this area, was awarded the XII "Internacional Corresponsables" Award.
•Colombia: Revenues grew +11.2% y-o-y in Q4 21 on the back of positive momentum in accesses with increases in mobile contract (+14%), FTTH (+52%) and digital services in fixed. OIBDA was down 21.4% (+0.7% in FY 21). Scotiabank Colpatria granted the company a new sustainable credit line for COP 98,000m (c. USD 24.5m) for environmental and social impact projects.
•Mexico: OIBDA-CapEx in FY 21 rose to €22.7m (€5.5m in FY 20) thanks to the positive performance of the contract segment (accesses +8%) and the successful migration to the AT&T network, with c.77% of traffic already migrated. This led to significant efficiencies in OpEx (mainly spectrum and technology), while facilitating the monetisation of network elements. Movistar México joined forces with the Federal Consumer Protection Office (PROFECO) to promote the circular economy through the recycling of electronic devices, raising awareness of how and where to recycle them, and providing drop-off points and collection services.
•Argentina: Achieved growth in accesses and ARPU (mainly on tariffs update), and efficiencies in network, systems and personnel. Despite higher commercial expenses, this led to 12.3% OIBDA growth in FY 21 (+51.7% in Q4 21).

Appendix
Consolidated financial statements

TELEFÓNICA
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Unaudited figures (Euros in millions)
	December 2021	December 2020	% Chg

Non-current assets	84,284	71,396	18.1
Intangible assets	11,725	11,488	2.1
Goodwill	16,519	17,044	(3.1)
Property, plant and equipment	22,725	23,769	(4.4)
Rights of Use	7,579	4,982	52.1
Investments accounted for by the equity method	12,773	427	n.s.
Financial assets and other non-current assets	7,347	7,270	1.1
Deferred tax assets	5,616	6,416	(12.5)
Current assets	24,929	33,655	(25.9)
Inventories	1,749	1,718	1.8
Receivables and other current assets	8,287	7,523	10.2
Tax receivables	2,120	902	134.9
Other current financial assets	3,835	2,495	53.7
Cash and cash equivalents	8,580	5,604	53.1
Non-current assets and disposal groups held for sale (1)	358	15,413	(97.7)

Total Assets = Total Equity and Liabilities	109,213	105,051	4.0

Equity	28,684	18,260	57.1
Equity attributable to equity holders of the parent and other holders of equity instruments	22,207	11,235	97.7
Equity attributable to non-controlling interests	6,477	7,025	(7.8)
Non-current liabilities	55,034	58,674	(6.2)
Non-current financial liabilities	35,290	42,297	(16.6)
Non-current lease liabilities	6,391	4,039	58.2
Payables and other non-current liabilities	3,089	2,561	20.6
Deferred tax liabilities	2,602	2,620	(0.7)
Non-current provisions	7,662	7,157	7.0
Current liabilities	25,495	28,117	(9.3)
Current financial liabilities	7,005	8,123	(13.8)
Current lease liabilities	1,679	1,255	33.8
Payables and other current liabilities	13,210	10,912	21.1
Current tax payables	2,026	1,732	17.0
Current provisions	1,441	1,304	10.5
Liabilities associated with non-current assets and disposal groups held for sale (1)	134	4,791	(97.2)

Notes:
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMO2 joint venture has been accounted for by the equity method since June 1, 2021. In addition, Telefónica Group consolidated results deconsolidate T. Costa Rica while Cancom UK&I has been incorporated since August 1, 2021.
(1) As of December 2021 includes assets and liabilities of T. El Salvador, Colombia fibre vehicle and other assets reclassified as held for sale. As of December 2020 includes assets and liabilities of T. UK and T. Costa Rica, as well as assets and liabilities subject to the agreement of Telxius Telecom with American Tower Corporation, reclassified as held for sale.

TELEFÓNICA
CONSOLIDATED CASH FLOW STATEMENT
Unaudited figures (Euros in millions)
	January - December

	2021	2020	% Chg

Cash received from operations	46,415	51,353
Cash paid from operations	(34,379)	(36,477)
Net payments of interest and other financial expenses net of dividends received	(1,309)	(1,171)
Taxes proceeds/(paid)	(459)	(509)
Net cash flow provided by operating activities	10,268	13,196	(22.2)

(Payments)/proceeds on investments in property, plant and equipment and intangible assets, net	(6,164)	(7,020)
Proceeds on disposals/ (payments on investments) in companies, net of cash and cash equivalents disposed	12,955	2
Proceeds/(payments) on financial investments and placements of cash surpluses not included under cash equivalents	(895)	(772)
Government grants received	—	—
Net cash flow used in investing activities	5,896	(7,791)	c.s.

Dividends paid	(3,630)	(1,296)
Proceeds from share capital increase	—	323
Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests	(604)	(223)
Operations with other equity holders (1)	(354)	(1,020)
Proceeds on issue of debentures and bonds, loans, borrowing and promissory notes, and other debts	3,646	8,527
Repayments of debentures and bonds, and other debts and repayments of loans, borrowings and promissory notes	(9,993)	(9,580)
Lease Principal Payments	(1,782)	(1,787)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(273)	(382)
Net cash used in financing activities	(12,990)	(5,437)	138.9

Effect of changes in exchange rates, cash reclassified to assets held for sale, effect of changes in consolidation methods and others	(198)	(406)
Net increase (decrease) in cash and cash equivalents during the year	2,976	(438)	c.s.

Cash and cash equivalents at the beginning of the period	5,604	6,042
Cash and cash equivalents at the end of the period	8,580	5,604
Notes:
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMO2 joint venture has been accounted for by the equity method since June 1, 2021. In addition, Telefónica Group consolidated results deconsolidate T. Costa Rica while Cancom UK&I has been incorporated since August 1, 2021.
(1) Includes issuance and coupons of undated deeply subordinated securities.

TELEFÓNICA
NET FINANCIAL DEBT
Unaudited figures (Euros in millions)
December 2021

Non-current financial liabilities	35,290
Current financial liabilities	7,005
Gross Financial Debt	42,295
Cash and cash equivalents	(8,580)
Current financial assets	(3,823)
Non-current financial assets	(4,580)
Mark-to-market adjustment by cash flow hedging activities related to debt	22
Other current assets and liabilities	(13)
Other non-current assets and liabilities	711
Net Financial Debt	26,032
Lease Liabilities	8,080
Net Financial Debt including Lease liabilities (1)	34,112
Notes:
(1) Includes assets and liabilities defined as net financial debt including lease liabilities of T. El Salvador, classified as non-current assets and disposal groups held for sale and liabilities associated with non-current assets and disposal groups held for sale.
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMO2 joint venture has been accounted for by the equity method since June 1, 2021. In addition, Telefónica Group consolidated results deconsolidate T. Costa Rica while Cancom UK&I has been incorporated since August 1, 2021.
- Net financial debt includes a positive value of the derivatives portfolio for a net amount of €1,573m, €2,194m included as financial liabilities and €3,767m included as financial assets.

December 2021

Net Financial Debt / OIBDAaL adjusted (1)	2.59x
Notes:
(1) OIBDA plus adjustments and after Leases.

TELEFÓNICA
NET COMMITMENTS RELATED TO EMPLOYEE BENEFITS
Unaudited figures (Euros in millions)
December 2021

Gross commitments related to employee benefits	6,337
Value of associated Long-term assets	(94)
Tax benefits	(1,626)
Net commitments related to employee benefits	4,617
Notes:
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMO2 joint venture has been accounted for by the equity method since June 1, 2021. In addition, Telefónica Group consolidated results deconsolidate T. Costa Rica while Cancom UK&I has been incorporated since August 1, 2021.
- Includes new commitments associated with long-term restructuring plans booked in Spain in Q4 21.

TELEFÓNICA
EXCHANGES RATES APPLIED
	P&L and CapEx (1)		Statement of Financial Position (2)

Currency units per Euro	Jan - Dec 2021	Jan - Dec 2020	December 2021	December 2020

USA (US Dollar)	1.182	1.140	1.133	1.227
United Kingdom (Sterling)	0.859	0.889	0.840	0.898
Argentina (Argentine Peso) (3)	116.374	103.231	116.374	103.231
Brazil (Brazilian Real)	6.372	5.811	6.321	6.376
Chile (Chilean Peso)	896.588	901.811	956.736	872.227
Colombia (Colombian Peso)	4,425.640	4,197.730	4,509.258	4,211.165
Costa Rica (Colon)	738.007	669.792	730.994	757.576
Mexico (Mexican Peso)	23.977	24.360	23.182	24.425
Peru (Peruvian Nuevo Sol)	4.585	3.978	4.515	4.442
Uruguay (Uruguayan Peso)	51.500	47.758	50.624	51.945
Venezuela (Bolivar Digital) (3)	18.655	2,569,519.031	18.655	2,569,519.031
(1) Average exchange rate for the period.
(2) Exchange rates as of 12/31/2021 and 12/31/2020.
(3) Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, the operations are adjusted by inflation and are to be accounted at their corresponding closing exchange vs. the Euro (in the case of Venezuela, Telefónica uses a synthetic exchange rate based on 'Bolivar Digital' since October 2021. For prior periods, the synthetic exchange rate used is based on 'Bolivar Soberano').

NET FINANCIAL DEBT PLUS LEASE LIABILITIES STRUCTURE BY CURRENCY
Unaudited figures	December 2021

	EUR	LATAM	GBP

Net financial debt plus Lease Liabilities structure by currency	70%	28%	1%

TOTAL FINANCIAL LIABILITIES BREAKDOWN
Unaudited figures	December 2021
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives

Total financial liabilities (1)	89%	10%	1%
(1) Includes positive value of derivatives and other financial debt.

CREDIT RATINGS
	Long-Term	Short-Term	Perspective	Date of last rating change

Moody's1	Baa3	P-3	Stable	11/7/2016
Fitch[1]	BBB	F-2	Stable	9/5/2016
S&P1	BBB-	A3	Stable	11/20/2020
(1) The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

ESG RATINGS
	Overall score/rating	Relative positioning	Date of last rating change

CDP	A	Among 277 'A List' companies worldwide	Dec-21
Digital Inclusion Benchmark	89.5	1st worldwide	Dec-21
FTSE Russell	4.4/5	1st in sector	Dec-21
Moody's Vigeo Eiris	67/100	3rd / 37 (sector)	Oct-21
MSCI	A	Average in sector	Dec-21
Ranking Digital Rights	Included	1st in sector	Feb-21
Refinitiv	A-	5th in sector	Feb-21
S&P DJSI	86/100	Listed in DJSI Europe	Dec-21
Sustainalytics	17.4 (low risk)	14th / 227 (sector)	Oct-21

Alternative performance measures
The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS as they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed separately or as a substitute for the measures presented according to the IFRS.
Effect of the incorporation of the joint venture between Telefónica and Liberty Global in the UK
Telefónica UK, which was fully consolidated, left the consolidation perimeter on June 1 2021. On the same date, the VMED O2 UK Ltd joint venture (VMO2) started to be accounted for by the equity method. The effect on the Group's alternative performance measures is as follows:
•OIBDA/OIBDA - CapEx: Telefónica UK ceased to consolidate in Group OIBDA on June 1. The OIBDA of VMO2 does not compute in the Group's consolidated OIBDA.
•Debt indicators: Telefónica UK's debt is no longer consolidated in the Group as of June 1. The debt of VMO2 is not consolidated in the Telefónica Group debt.
•Free cash flow: Telefónica UK ceases to be consolidated in the Group's free cash flow on June 1. From that date, dividends received from VMO2 will be included in the Group's Free Cash Flow.
•Organic result: Telefónica UK ceases to be consolidated in the Group's organic result on June 1. VMO2 does not compute in the Group's organic result.
•Underlying result: Telefónica UK ceases to be consolidated in the Group's underlying profit or loss on June 1. VMO2 is included in the Group's underlying profit or loss under equity accounted investments.
Operating income before depreciation and amortisation (OIBDA)
Operating income before depreciation and amortisation (OIBDA) is calculated by excluding solely depreciation and amortisation from Operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for Operating income.
Furthermore, the Group uses the OIBDA margin measure, which is the result of dividing OIBDA by revenues.
Reported figures for 2020 and 2021 include the impacts of IFRS 16 Leases. Since the adoption of the new standard (January 1, 2019) most of lease expenses that under prior accounting standard affected operating expenses, are now affecting depreciation and amortisation or net financial expenses, resulting in higher OIBDA under IFRS 16.
The detailed reconciliation of Telefónica Group's OIBDA and Operating Income can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2022/01/rdos21t4-data.zip. OIBDA is also defined on consolidated financial statements published by the Group for 2021 (see "Alternative measures not defined in IFRS" in Note 2).
OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions
OIBDA-CapEx is defined as Operating income before depreciation and amortisation, reduced by accrued capital expenditures. OIBDA-CapEx excluding spectrum acquisitions is defined as Operating income before depreciation and amortisation, reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
Furthermore, the Group uses the measures OIBDA-CapEx margin and OIBDA-CapEx excluding spectrum acquisitions margin, which is the result of dividing these measures by revenues.
We believe that it is important to consider capital expenditures, and capital expenditures excluding spectrum acquisitions, together with OIBDA in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the Group's businesses and in our internal budgeting process.
Neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions is a measure expressly defined in IFRS, and therefore they may not be comparable to similar indicators used by other companies. In addition, neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions should be considered a substitute for Operating income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.

The detailed reconciliation of Telefónica Group's OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions with Operating Income, can be found in the consolidated financial statements published by the Group for 2021 (see "Alternative measures not defined in IFRS" in Note 2).
OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions are also defined on the consolidated financial statements published by the Group for 2021 (see "Alternative measures not defined in IFRS" in Note 2).
Debt indicators
a)Net financial debt and Net financial debt plus leases and Net financial debt plus commitments
As per the Group calculation, net financial debt includes: i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives), ii) other payables included in “Payables and other non-current liabilities” and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component) and (iii) financial liabilities included in “Liabilities associated with non-current assets classified as held for sale”.
From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, iv) other interest-bearing assets (components of “Receivables and other current assets”, “Tax receivables” and “Financial assets and other non-current assets” in the consolidated statement of financial position), v) cash and other current financial assets included in “Non-current assets classified as held for sale” and vi) mark-to-market adjustment by cash flow hedging activities related to debt. In "Receivables and other current assets" we include the customer financing of terminal sales classified as short term, and "Financial assets and other non-current assets" includes derivatives, instalments for the long-term sales of terminals to customers and other long-term financial assets.
Since the adoption of IFRS 16 Leases in 2019, the indicator “Net financial debt plus leases” was included, which is calculated by adding to the net financial debt the lease liabilities under IFRS 16 (including also those corresponding to the companies held for sale) and deducting assets from subleases. This indicator cannot be presented comparatively for periods prior to 2019.
Net financial debt plus commitments is calculated by adding gross commitments related to employee benefits to net financial debt and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
Net financial debt, net financial debt plus leases and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of Group solvency using the same measures used by Group management. They are used to calculate internally certain solvency and leverage ratios. Nevertheless, none of them should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The reconciliation of Telefónica Group's gross financial debt according to the consolidated statement of financial position, net financial debt and net financial debt plus leases at the end of December 2021 can be found on page 35 of this document and in the financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2022/01/rdos21t4-data.zip. Net financial debt is also defined in the consolidated financial statements of the Group for 2021 (see "Alternative measures not defined in IFRS" in Note 2.
b)Leverage ratio
Since the first quarter of 2020 (once annual homogeneous data is available after the adoption of IFRS 16 in January 2019), the leverage ratio is calculated as the ratio of net financial debt over OIBDAaL (OIBDA after leases) for the past 12 months, including or excluding the OIBDAaL of the companies which are incorporated or removed from the perimeter of consolidation, and excluding certain factors in line with the calculation of organic OIBDA.
The reconciliation of the leverage ratio can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2022/01/rdos21t4-data.zip.

Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (Payments)/proceeds on investments in property, plant and equipment and intangible assets, net, adding the cash received form government grants and deducting dividends paid to minority interests and payments of financed spectrum without explicit interest. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees.
Since the adoption of IFRS 16 in 2019, the principal payments of lease liabilities are considered as net cash used in financing activities within the consolidated cash flow statement. Under the previous standard, it was considered within net cash flow provided by operating activities. However, to guarantee comparability with previous periods, the principal payments of lease liabilities are deducted in the calculation of the “Free cash flow” of 2019. For information purposes, the indicator "Free cash flow excluding lease principal payments" was added, which excludes these payments. This indicator cannot be presented comparatively for periods prior to 2019.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders. The same measure is used internally by Group management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.
The reconciliation of net cash flow from operations, according to the consolidated statement of cash flows (on a straight-line basis) and the Group’s Free cash flow according to the above definition, can be found on the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2022/01/rdos21t4-data.zip. Free cash flow is also defined in the consolidated financial statements of the Group for 2021 (see "Alternative measures not defined in IFRS" in Note 2).
Organic Result
y-o-y changes referred to in this document as "organic" or presented "in organic terms" intend to present a homogeneous comparison, by applying a constant perimeter of consolidation, constant exchange rates and other specific adjustments which are described herein. "Organic" variations provide useful information about the evolution of the business due to several factors:
•They provide information on the organic performance of the Group's operations in the different markets in which it operates, by maintaining constant exchange rates and perimeter, removing the impact of certain exogenous factors which may distort the y-o-y comparison since they are specific to a certain moment and not associated with the ordinary performance of the business (such as, for example, capital gains or losses from the sale of companies or restructuring associated to simplification plans and aimed at improving efficiency and future profitability of the Company) and therefore, helping the business performance analysis in homogeneous terms.
•Organic results are therefore used both internally and by the various agents in the market to conduct consistent monitoring of trends and of the operating performance of the business. Moreover, this data helps the comparison between the business performance of Telefónica and that of other operators, although the term "organic" is not a term defined in IFRS, and the "organic" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "organic" variation 2021/2020 is defined as the reported variation adjusted by the following factors:
•Assumes average constant foreign exchange rates of 2020. Nevertheless, the reported variation of the companies of the countries with hyperinflationary economies (Argentina and Venezuela) is excluded.
•Considers a constant perimeter of consolidation.
•At OIBDA and OIBDA-CapEx levels, does not include capital gains/losses from the sale of companies, for significant impacts, write-offs, material non-recurring impacts and restructuring costs.
•CapEx also excludes investment in spectrum.

Reconciliation between reported data and organic revenue figures, OIBDA and OIBDA-CapEx can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2022/01/rdos21t4-data.zip. The Management Report of Telefónica Group contained in the Consolidated Financial Statements for 2021 also includes the description of the adjustments for the calculation of the organic variations.
Underlying Result
“Underlying” result or results in “underlying” terms intend to present a result adjusted by certain factors which distort the analysis of the business performance. Unlike the organic result, no exchange rate nor hyperinflation, nor perimeter adjustments are made to the underlying result.
The underlying result is calculated up to net income, while organic variations are calculated up to the Operating income and OIBDA - CapEx. The "underlying" result provides useful information for the company and market agents because:
•It provides additional information on the underlying performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the underlying analysis of the business.
•The inclusion of the business underlying performance is used both internally and by the various agents in the market to consistently monitor trends and operating performance of the business; this data also facilitates the relation between the business performance of Telefónica and that of other operators, although the term "underlying" is not a term defined in IFRS, and the "underlying" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "underlying" result is defined as the reported result as adjusted by the following factors:
•Does not include capital gains/losses from the sale of companies, for significant impacts, write-offs, material non-recurring impacts and restructuring costs.
•Amortisation of intangible assets from purchase price allocation processes is also excluded.
Reconciliation between reported data and OIBDA underlying figures and net income can be found on the selected financial information contained on https://www.telefonica.com/en/wp-content/uploads/sites/5/2022/01/rdos21t4-data.zip.

DISCLAIMER

This document may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the outcome of recently completed transactions, the Company’s results and other aspects related to the activity and situation of the Company.
The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief", “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV) and the U.S. Securities and Exchange Commission (SEC).
Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, changes in its business development strategy or any other circumstances.
This document may contain summarized, non-audited or non-IFRS financial information (including information referred to as “organic”). Such information is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly-titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements. The information contained herein should therefore only be considered in conjunction with Telefónica’s consolidated financial statements for the year ended December 31, 2021. Additionally, please see the Company’s annual report for the year ended December 31, 2021 filed with the SEC for information on how non-IFRS information and “organic” variations are calculated. Information related to Alternative Performance Measures (APM) used in the present document are included in the Appendix “Alternative performance measures”, page 37 of this document. Moreover, recipients of this document are invited to read Telefónica’s consolidated financial statements and consolidated management report for year 2021.
Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 24, 2022	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer